Hard Soda Co., LLC – Operating Agreement 2018

THE MEMBERSHIP INTERESTS OF HARD SODA CO., LLC EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE OFFERED FOR SALE OR SOLD, TRANSFERRED OR OTHERWISE ASSIGNED EXCEPT (i) UPON EFFECTIVE REGISTRATION UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS OR (ii) UPON ACCEPTANCE BY THE COMPANY OF AN OPINION OF COUNSEL IN SUCH FORM AND BY SUCH COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

This **Third Amended and Restated Operating Agreement of Hard Soda Co., LLC** (this "Agreement"), an Ohio limited liability company (the "Company") is made effective as of August 16, 2018 (the "Effective Date") by among (i) the Company, (ii) each Person identified on the signature page hereto as a Member, and (iii) each other Person who at any time after the Effective Date becomes a Member in accordance with the terms of this Agreement and the Act.

STATEMENT OF AGREEMENT

The Company was formed by filing Articles of Organization with the Ohio Secretary of State on May 13, 2015.

The Members of the Company desire to amend and restate the Second Amended and Restated Operating Agreement of the Company dated August 1, 2018 to better provide for the affairs of the Company.

The Members of the Company further desire to enter into a crowdfunding offering pursuant to the 1933 Act, specifically Section 4(a)(6) and the related rules and regulations promulgated thereunder, pursuant to which it will offer up to 20,000 Class A Preferred Units with the rights and privileges set forth hereunder.

In consideration of their mutual promises, covenants and agreement, the parties hereto do hereby promise, covenant and agree as follows:

Article I
DEFINITIONS

Section I.1. General.

Terms defined in the singular shall include the plural, and vice versa, and pronouns in any gender shall include the masculine, feminine and neuter, as the context requires. All references to a "section" or "sections" refer to this Agreement unless the context otherwise requires. Capitalized terms used in this Agreement and not defined in context shall have the meanings ascribed to them in Exhibit A, attached hereto.

Hard Soda Co., LLC – Operating Agreement 2018

Article II
ORGANIZATION

Section II.1. Formation.

Upon the filing of the Company's Articles of Organization with the Ohio Secretary of State on May 13, 2015, the Company was formed as a limited liability company under the provisions of the Act with all rights and obligations as provided in the Act except as provided in this Agreement.

Section II.2. Name.

The name of the Company shall be Hard Soda Co., LLC.

Section II.3. Principal Place of Business.

The principal place of business of the Company shall be 2632 N. High Street, Unit A Rear, Columbus, OH 43202, or at such other place as the Board may designate by written notice to all Members.

Section II.4. Term.

The term of the Company commenced with the filing of the Articles of Organization of the Company with the Ohio Secretary of State. The Company shall have perpetual existence until terminated in accordance with the provisions of this Agreement.

Section II.5. Business and Purpose.

(a)   The business and purpose of the Company is to manufacture, market and sell beverages in addition to any other lawful activity authorized by Chapter 1705 of the Ohio Revised Code (the "Business").

(b)   The Company is being formed only for the purposes specified in Section 2.5(a). This Agreement shall not be deemed to create a joint venture or partnership among the Members for state law, nor impose any obligation on the Members with respect to any other activities whatsoever. No Member shall have any power to bind any other Member or the Company except as specifically provided in this Agreement. No Member nor the Company shall be responsible or liable for any indebtedness or obligation of any other Member incurred either before or after the execution of this Agreement, except as to those joint responsibilities, liabilities, indebtedness or obligations authorized by this Agreement.

Section II.6. Address and Agent.

The name and address of the agent for service of process on the Company and, the address to which interested parties may direct requests for copies of this Agreement of the Company is: John Stephan, 168 Boyd Drive, Worthington, OH 43085.

Section II.7. Rights and Privileges of Initial Classes of Units.

(a)   There hereby is created a class of Units designated as the "Class A Preferred Units." Each Class A Preferred Unit shall be identical to all other Class A Preferred Units in all respects (other than the amount of accrued Class A Preferred Return which shall vary based on the date of issuance) and shall entitle the holder thereof to the rights, interests, preferences and privileges of a holder of a Class A

Hard Soda Co., LLC – Operating Agreement 2018

Preferred Unit as set forth in this Agreement. On any matter presented to the Members for their action or consideration at any meeting of Members of the Company (or by written consent of Members in lieu of meeting), each holder of outstanding Class A Preferred Units shall be entitled to cast one vote for each Class A Preferred Unit held by such holder as of the record date for determining Members entitled to vote on such matter, calculated on an As Converted Basis. Except as provided by law or the provisions of this Agreement, holders of Class A Preferred Units shall vote together with the holders of Class A Preferred Units and Common Units as a single class. There shall be a total of 20,000 Class A Preferred Units authorized for issuance hereunder.

(b)   There hereby is created a class of Units designated as the "Common Units." Each Common Unit shall be identical to all other Common Units in all respects and shall entitle the holder thereof to the rights, interests, preferences and privileges of a holder of a Common Unit as set forth in this Agreement. On any matter presented to the Members for their action or consideration at any meeting of Members of the Company (or by written consent of Members in lieu of meeting), each holder of outstanding Common Units shall be entitled to cast one vote for each Common Unit held by such holder as of the record date for determining Members entitled to vote on such matter. Except as provided by law or the provisions of this Agreement, holders of Common Units shall vote together with the holders of Class A Preferred Units as a single class. There shall be a total of 80,000 Common Units authorized, issued and outstanding held by the existing Common Members. These 80,000 Common Units are the result of a recapitalization and unit split, in which 457.1429 Common Units were issued for every one (1) previously held Common Unit by the Common Members.

Article III
MEMBERS AND CAPITAL

Section III.1. Members.

The Members of the Company shall be those persons listed on Schedule A attached hereto. The management of the Company has not been reserved to the Members and except as otherwise provided in this Agreement, a Member shall have the same rights and powers, and shall be subject to the same restrictions and liabilities, as a "member" under the Act.

Section III.2. Additional Members.

The Board shall have the authority to offer, issue and sell additional Interests or Units on such terms and conditions as the Board deems appropriate and in compliance with applicable law. The purchasers of such additional Interests are sometimes referred to herein as "Additional Members." The Board shall have the authority to amend this Agreement to the extent necessary or appropriate in order to effect the issuance and sale of such Interests in accordance with the terms of this Section 3.2.

Section III.3. Capital Accounts.

A separate Capital Account shall be maintained for each Member. The Company shall maintain the Capital Accounts in accordance with section 1.704-1(b) of the Regulations, as described in greater detail in the attached Exhibit B, "Federal Income Tax Provisions."

Section III.4. Additional Amounts.

(a)   Except as provided in this Article III, no Capital Contributions shall be required of any of the Members.

Hard Soda Co., LLC – Operating Agreement 2018

(b)　　The Members shall have the right, but shall not be obligated, to lend, or to cause an Affiliate of the Members to lend, all or any portion of any funds required for any expenditure the Board deems necessary to the business of the Company. Any such loan shall be a "Member Loan" within the meaning of this Agreement. The principal of, and accrued interest on, any Member Loan shall be repaid as provided in Sections 4.1 and 12.2. Any such repayment shall be credited first toward interest accrued to the date of payment with any remainder to unpaid principal.

Section III.5. Return of Capital.

(a)　　No Member shall have the right to demand the return of any Capital Contribution. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member either as to the return of Capital Contributions or as to any cash or other distributions by the Company.

(b)　　The Members shall not be bound by, or be personally responsible for the expenses, liabilities or obligations of the Company, except to the extent of their Capital Contributions. No Member shall be personally liable for the return of all or any part of the Capital Contributions of the other Members. Any such return shall be made solely in cash and solely from the assets of the Company.

(c)　　Except as otherwise provided in this Agreement, no Member shall have the right to (i) receive property other than cash in return of Capital Contributions or as any other form of distribution, (ii) withdraw any part of the Member's capital contributions, or (iii) receive any funds or property of the Company.

(d)　　Except as otherwise provided in this Agreement, no interest shall accrue or be paid on the Capital Contributions of any Member.

(e)　　No Member shall have any obligation to restore any deficit balance in such Member's Capital Account.

Article IV
DISTRIBUTIONS

Section IV.1. Cash Available for Distribution.

(a)　　Timing and Valuation. Subject to the provisions of Section 4.1(c) and Section 7.4, the Board in its sole discretion shall determine when any distribution of Cash Available for Distribution shall be made to the Unitholders and the amount and kind of Cash Available for Distribution to be included in such distribution. All such Cash Available for Distribution shall be valued by the Board in its good faith discretion for purposes of distributions hereunder, except that Equity Securities must be valued by the Board consistent with the definition of Fair Market Value.

(b)　　Priority in Distributions. Except as provided by Section 12.2, all Cash Available for Distribution shall be distributed to the holders of the Units as follows:

> (1)　　The Class A Members shall first receive the return of their Capital Contributions, on a pro rata basis based their portion of the total outstanding Capital Contributions made by Class A Members; and

(2)   Then, the Common Members shall receive the return of their Capital Contributions, on a pro rata basis based their portion of the total outstanding Capital Contributions made by Common Members; and

(3)   Thereafter, Class A Members and Common Members shall receive distributions on a pro rata basis based upon their Distribution Percentage.

(c)   Tax Distributions. To the extent cash is available, the Board shall cause the Company to make a tax distribution (a "Tax Distribution") in cash no later than the 15th day of March each calendar year to each Member (whether or not such Member or such Member's investors are tax exempt) in an amount equal to the excess of (i) the product of (A) the cumulative taxable income allocable to such Member (including any guaranteed payments for services that are not actually received by such Member in cash and including any required tax allocations to such Member as set forth on Exhibit B hereof pursuant to Regulations promulgated under Section 704(c) of the Code) in excess of the cumulative taxable loss allocable to such Member for all taxable years prior to the year in which such distribution is being made, as estimated in good faith by the Board and (B) the combined maximum federal, state and local marginal income tax rate (taking into account the deductibility of state and local taxes and adjusted appropriately to take into account the varying rates applicable to capital gains, qualified dividend income and ordinary income) applicable to individual residents of Columbus, Ohio, or such other rate as determined by the Board in its good faith discretion, over (ii) all prior distributions pursuant to this Section 4.1. Tax distributions to a Member shall be offset against and reduce the amount of the next succeeding distribution or distributions which such Member would otherwise be entitled to receive pursuant to this Agreement. To the extent that an amount otherwise distributable to a Member is so applied, it shall be treated for all purposes hereof as if such amount had actually been distributed to such Member pursuant to this Agreement.

(d)   Successors. For purposes of determining the amount of distributions under this Section 4.1, each Member shall be treated as having received amounts received by its predecessors and any prior holders of such Units in respect of any of such Member's Units.

Section IV.2.   Right of Set-Off.

The Company shall have a right of setoff against all distributions of Cash Available for Distribution and Proceeds From a Liquidity Event in the amount of any withholding tax or other liability or obligation to which the Company or a Subsidiary may be subject as a result of any act or status of any Unitholder, or to which the Company or a Subsidiary may become subject with respect to the interest of any Unitholder. The Company may withhold distributions or portions thereof if it is required to do so by the Code or any other provision of federal, state or local tax or other law. Any amount withheld pursuant to the Code or any other provision of federal, state or local tax or other law with respect to any distribution to a Unitholder shall be treated as an amount distributed to such Unitholder for all purposes under this Agreement. Each Unitholder agrees to indemnify the Company in full for any amounts paid by the Company to a governmental entity or regulatory authority that are specifically attributable to a Unitholder or a Unitholder's status as such (including, without limitation, any interest, penalties and expenses associated with such payments), and each Unitholder shall promptly upon notification of an obligation to indemnify the Company pursuant to this Section 4.2 make a cash payment to the Company equal to the full amount to be indemnified with interest to accrue on any portion of such cash payment not paid in full, as reasonably determined by the Company, when requested by the Company. A Unitholder's obligation to indemnify and make contributions to the Company under this Section 4.2 shall survive the termination, dissolution, liquidation and winding up of the Company, and for purposes of this Section 4.2, the Company shall be treated as continuing in existence.

Section IV.3.   Reserves.

The following reserves shall be established by the Company; provided, however, that the payment of any Tax Distribution shall be made prior to the establishment and/or maintenance of any such reserves:

(a)   Operational. The Manager (defined herein) shall, in its discretion, maintain such cash reserves as are reasonable and prudent to fund the Company business prior to an Event of Termination. Upon any reduction in such cash reserve, any excess cash resulting therefrom shall constitute Cash Available for Distribution.

(b)   Termination. The Manager shall, in its discretion, maintain such cash or other reserves as are reasonable and prudent to fund any contingent or unforeseen liabilities or obligations of the Company upon and after an Event of Termination. Upon any reduction in such cash or other reserve or in the event that any such cash or other reserves are determined to be no longer needed, any excess cash or other property resulting therefrom shall constitute final distribution proceeds.

Article V
ALLOCATIONS

Section V.1.   Profit and Loss.

Subject to the special reallocations set forth in Exhibit B, the Company's Profits, Losses and Gain or Loss from a Capital Transaction for any taxable year, shall be allocated among the Members in a manner such that, after giving effect to all Capital Account adjustments attributable to contributions and distributions during such taxable year and all special allocations pursuant to Exhibit B, the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to (a) the distributions that would be made to such Member pursuant to Section 12.2 hereof if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their book values, all Company liabilities were satisfied (limited in the case of each nonrecourse liability to the book value of the assets securing such liability) and the net assets of the Company were distributed in accordance with Section 10.2 to the Members immediately after making such allocations, minus (b) such Member's share of "partnership minimum gain" (as that term is defined in sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations) and "partner nonrecourse debt minimum gain" (as that term is defined in section 1.704-2(i)(2) of the Regulations), computed immediately prior to the hypothetical sale of the assets.

Section V.2.   Additional Allocation and Distribution Items.

The Company shall apply the rules set forth in attached Exhibit B, "Additional Allocation and Distribution Provisions" for all purposes of this Agreement.

Article VI
CONVERSION RIGHTS OF CLASS A PREFERRED UNITS

Section VI.1.   Reserved

Section VI.2.   Mandatory Conversion

ARTICLE 1   Upon either (a) the closing of the sale of shares of common stock to the public at a price of at least two (2) times the

Class A Original Issue Price, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the 1933 Act, as amended, resulting in at least $10 million of gross proceeds, net of the underwriting discount and commissions, to the Company or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding Common Units (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), then (i) all outstanding shares of Class A Preferred Units shall automatically be converted into Common Units on a 1:1 basis.

Section VI.3. Fractional Units

No fractional Common Units shall be issued upon conversion of the Class A Preferred Units. In lieu of any fractional units to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of a Common Unit as determined in good faith by the Board. Whether or not fractional units would be issuable upon such conversion shall be determined on the basis of the total number of Class A Preferred Units the holder is at the time converting into Common Units and the aggregate number of Common Units issuable upon such conversion.

Section VI.4. Mechanics of Conversion

(a)   Effect of Conversion. All Class A Preferred Units which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion, except only the right of the holders thereof to receive Common Units in exchange therefor. Any Class A Preferred Units so converted shall be retired and cancelled and may not be reissued.

(b)   Taxes. The Company shall pay any and all issue and other similar taxes (excluding income taxes) that may be payable in respect of any issuance or delivery of Common Units upon conversion of Class A Preferred Units pursuant to this Section 6.4. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Units in a name other than that in which the units of Class A Preferred Units so converted were registered, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

Article VII
MANAGEMENT

Section VII.1. General.

ARTICLE 2   To the fullest extent permitted by Ohio law, the Board established pursuant to Section 7.2 below shall possess full and exclusive power to manage the business and affairs of the Company (and shall be considered a "manager" for purposes of the Act). In furtherance of the foregoing, each of the Members hereby consents to the exercise by the Board of all such powers and rights conferred on the Board by the Act and this Agreement with respect to the management and control of the Company. No Member, in its capacity as a Member, shall have any power to act for, sign for or do any act that would bind the Company. Each Member acknowledges and agrees that, except as otherwise agreed in writing, no Member shall, in its capacity as a Member, be bound to devote any of such Member's business time to the affairs of the Company, and that each Member and such Member's Affiliates do and will continue to engage for such Member's own account and for the account of others in other business ventures.

Section VII.2. Establishment of the Board.

(a)   Managers. A Board of Managers (the "Board") shall be established whose authorized number of members (each a "Manager") shall initially be up to five. Initially, the Board shall consist of John Lynch, John Halesey, Aaron Pickrell and John Stephan.

(b)   The Members, by majority vote, may increase or decrease the size of the Board. Managers shall be elected, appointed and removed by the Members specified in Section 8.1 hereof from time to time as set forth in Section 8.1 hereof. Each Manager shall remain in office until his or her death, resignation or removal, and in the event of death, resignation or removal of a Manager, the vacancy created shall be filled as provided in Section 8.1.

(c)   No Individual Authority. No Manager, solely in his capacity as such, has the individual authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are expressly authorized by the Board (or a duly authorized committee thereof).

Section VII.3. Duties of the Board.

(a)   The Board shall manage the affairs of the Company, subject to the provisions of this Agreement, in a prudent and businesslike manner and the Board shall devote such part of its time to the Company affairs as is reasonably necessary for the conduct of such affairs.

(b)   In carrying out its duties, the Board shall:

(1)   Deposit all funds of the Company in one or more separate accounts with such financial institutions as the Board may designate (withdrawals from such accounts to be made upon such signature or signatures as the Board may designate);

(2)   Maintain complete and accurate records of all assets owned or leased by the Company and maintain complete and accurate books of account (containing such information as shall be necessary to record allocations and distributions);

(3)   Cause to be prepared and filed in a timely manner the tax returns of the Company, except to the extent the preparation or filing of any such return is delayed and subsequently prepared and filed pursuant to any lawful extension of time thereof or to the extent the preparation or filing of any such return is delayed for any reason beyond the reasonable control of the Board;

(4)   Cause to be filed such certificates and do such other acts as may be required by law to qualify and maintain the Company as a limited liability company, including appointment

Hard Soda Co., LLC – Operating Agreement 2018

of a statutory agent, in all states in which the Company transacts any business, maintains an office or owns property;

        (5)   Negotiate, enter into, execute, deliver and perform any and all contracts appropriate for the Company business; and

        (6)   Do all things permitted by law and exercise all authority of the Company, subject to the limitations stated in this Agreement.

Section VII.4. Limitation on the Board's Authority.

(a)   Notwithstanding the authority granted in Section 7.1, the Board shall take the following actions only with the consent of Members holding at least two-thirds of the Company's Units:

        (1)   Elect to terminate or dissolve the Company;

        (2)   Engage in a merger, consolidation or combination;

        (3)   Sell, assign or otherwise dispose of substantially all of the assets of the Company;

        (4)   Do any other act that would make it impossible to carry on the ordinary business of the Company; or

        (5)   Determine that the Tax Distribution will not be made, unless prohibited by law; or

        (6)   Authorize or cause the Company to engage in business materially different from the business and purpose described in Section 2.5(a).

Section VII.5. Board Meetings

(a)   Quorum; Voting. Four Managers shall constitute a quorum for the transaction of business of the Board, and the act of at least four of the Managers present at a meeting of the Board at which a quorum is present shall be the act of the Board. A Manager who is present at a meeting of the Board at which action on any matter is taken shall be presumed to have assented to the action unless his dissent shall be entered into the minutes of the meeting or unless he shall file his written dissent to such action with the Person acting as secretary of the meeting before the adjournment thereof or shall deliver such dissent to the Company immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Manager who voted in favor of such action.

(b)   Place of Meetings; Waiver of Notice. Meetings of the Board may be held at such place or places as shall be determined from time to time by resolution of the Board or, in the case of a special meeting of the Board, by the Person(s) calling the meeting as provided herein. At all meetings of the Board, business shall be transacted in such order as shall from time to time be determined by resolution of the Board or, in the absence of such resolution, by the chairman of the meeting. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c)   Regular Meetings. Regular meetings of the Board shall be held at such times and places as shall be determined from time to time by resolution of the Board. Additional notice of such meetings shall not be required.

(d)   Special Meetings. Special meetings of the Board may be called by a majority of the Managers on at least 48 hours' notice to each Manager. Such notice need not state the purpose or purposes of, nor the business to be transacted at, such meeting, except as may otherwise be required by law or provided for in this Agreement;

(e)   Notice. Notice of any special meeting of the Board or other committee may be given to the Managers at their addresses known by the Company either by email or in any other manner permitted by Section 16.1.

Section VII.6. Action by Written Consent; Telephone Conference.

Except as otherwise provided herein, any action permitted or required by the Act, the Articles or this Agreement to be taken at a meeting of the Board or any committee designated by the Board may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by all of the Managers of the Board or all members of such committee, as the case may be. Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of the State of Ohio, and the execution of such consent shall constitute attendance or presence in person at a meeting of the Board or any such other committee, as the case may be. Subject to the requirements of this Agreement for notice of meetings, the Managers, or members of any other committee designated by the Board, may participate in and hold a meeting of the Board or any such other committee, as the case may be, by means of a conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear and speak to each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section VII.7. Officers.

(a)   Designation and Appointment. The Board may, from time to time, employ and retain Persons as may be necessary or appropriate for the conduct of the Company's business (subject to the supervision and control of the Board), including employees, agents and other Persons (any of whom may be a Manager) who may be designated as Officers of the Company (the, "Officers"). Any number of offices may be held by the same Person. In its discretion, the Board may choose not to fill any office as it may deem advisable. Officers need not be residents of the State of Ohio or Members. Any Officers so designated shall have such authority and perform such duties as the Board may, from time to time, delegate to them. The Board may assign titles to particular Officers. Each Officer shall hold office at the pleasure of the Board, subject to any employment or similar agreement between the Company and such Officer. Except as set forth in an employment or similar agreement between the Company and any Officer, the salaries or other compensation, if any, of the Officers of the Company shall be fixed from time to time by the Board.

(b)   Resignation/Removal. Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Board. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any Officer may be removed as such, either with or without cause at any time by the Board. Designation of an Officer shall not of itself create any contractual or employment rights.

(c)   <u>Duties of Certain Officers</u>. The following provisions of this <u>Section 7.8</u> outlining duties of specific officers shall apply to the extent the Board appoints any person to hold such office.

Section VII.8. Duties.

Subject to this Agreement, and except as otherwise required by applicable law, the Managers and Officers, in the performance of their duties as such, and the Members and Unitholders in their capacities as such, shall owe to the Company and the other Members and Unitholders only those duties and obligations that are specifically agreed to by the parties in this Agreement, and to the extent that this Agreement does not impose on such Persons, or restricts, any duties (including any fiduciary duties) otherwise existing at law or in equity, the parties hereto disclaim any reliance on such duties and agree to such restrictions. The Managers, Officers, Members and Unitholders shall not be deemed to owe fiduciary duties to creditors of the Company or its Subsidiaries. Without limiting the foregoing but subject to any applicable contractual obligations, to the maximum extent permitted from time to time under the law of the State of Ohio, this Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its Members, Unitholders, Managers and Officers, other than those Managers and Officers who are full-time employees of the Company or a Subsidiary thereof.

Section VII.9. Payment of Board's Expenses.

The Board shall be paid by the Company, upon the Board's request, for all reasonable and necessary expenses directly or indirectly incurred by it in the conduct of the Company business as well as in preparing, filing and distributing any tax return, financial report or other documents required to be prepared, filed or distributed under this Agreement; provided, however, that the amount to be paid shall not exceed the amount that would be charged for such services by an unrelated party in an arm's length transaction.

Section VII.10.   Company Property.

All real or personal property acquired by or contributed to the Company shall be Company property and title shall be held in the name of the Company, except, with respect to property contributed by any Member, as may otherwise be agreed in writing between such contributing Members and the Board. No Company property shall be withdrawn or otherwise distributed to any Member unless the Board determines such property is not needed in the operation of the Company and the distribution shall not impair the solvency of the Company. In such event the Company property shall be distributed to each Member in the proportion of each Member's respective interest in the Company upon an Event of Termination.

Article VIII
BOARD COMPOSITION; VOTING BY MEMBERS

Section VIII.1.   Board Composition.

(a)   The Common Members shall, by 66 2/3% approval, elect individuals to the Board of Managers.

(b)   A Manager appointed in accordance with <u>Section 8.1(a)</u> may be removed from the Board (with or without cause) only upon the vote or written consent of 66 2/3% of the Common Members. Upon the death, resignation or removal of a Manager, the Members shall elect a new manager in accordance with <u>Section 8.1(a)</u>.

Section VIII.2.   ***Action Without a Meeting.***

Any action required or permitted to be taken by a Member or Members hereunder may be taken without a meeting if a consent is writing setting forth the action so taken is signed by Members possessing not less than the minimum number or percentage, as applicable, of votes or Units that are necessary to authorize or take such action.

Section VIII.3.   ***Meetings.***

(a)   Meetings of the Members may be called by the Board or Members holding at least ten percent (10%) or more of the Common Units.

(b)   Any action may be presented for consideration at any such meeting by (i) the Board or (ii) any one or more Members holding at least ten percent (10%) or more of the Common Units. Except as waived pursuant to Section 8.3(e), notice of the time and place of each meeting shall be given by personal delivery, mail, telegram, cablegram or other written communication, which notice shall be given at least, but need not be given more than, seven (7) days before such meeting provided, however, that none of the actions enumerated in Section 7.4 may be authorized or taken at any meeting unless the notice thereof states that such action will be presented for consideration at such meeting.

(c)   Unless otherwise determined by the Company, the place of each meeting shall be at the principal place of business of the Company or such other place as designated by the Board. Each Member which is an organization, and any other Member who is unable to attend a meeting in person, may designate in writing one representative to attend such meeting and to represent and cast a vote of that Member.

(d)   Any Member or representative of a Member who is present at any meeting in person or by means of communications equipment pursuant to which all persons participating can hear and speak to each other shall be deemed present at that meeting for voting and all other purposes.

(e)   Any Member may, either before or after any meeting, waive any notice required to be given of the time or place of, or actions to be considered at, such meeting. Attendance of a Member or a representative of a Member at a meeting (including by means of communications equipment) shall constitute a waiver of notice of such meeting, except where a Member or a representative of a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 8.4.   ***Power of Attorney.***

Each Class A Preferred Member, severally, hereby irrevocably grants to the Company (as directed by the Board of Managers), with full power of substitution and re-substitution, an irrevocable proxy to vote each such Class A Member's Class A Preferred Units at all meetings of the company and in all written consents for action without a meeting held or taken after the date of this Agreement with respect to the matters set forth in Section 7.4, hereby irrevocably appoints John Lynch, with full power of substitution, as such Class A Member's attorney-in-fact with authority to sign any documents with respect to any such vote or any actions by written consent of such Members taken after the date of this Agreement. This proxy is deemed to be coupled with an interest, in that but for this proxy, the Company would not permit Class A Members to invest in the Company via the crowdfunding offering made pursuant to Section 4(a)(6) of the 1933 Act.

Hard Soda Co., LLC – Operating Agreement   2018

Article IX
ACTIVITIES OF MEMBERS

Section IX.1. Related Party Transactions.

Except as otherwise required by applicable law, no transaction or contract to which the Company is or may be a party shall be void, voidable or a breach of fiduciary duty for the reason that any Member, or any Affiliate of the Member, is a party thereto.

Section IX.2. Business Activities of Members.

To the fullest extent permitted by applicable law, each Member (including any Affiliate of it), unless subject to restrictions pursuant to the terms of a written agreement signed by such Member, may engage in other business activities, including any business which is in competition with, or similar to, the Business.

Section IX.3. Indemnification.

Subject to the limitations and conditions provided in this Section 9.3, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he, she, or it, or a Person of which he, she or it is a representative, is or was a Member, Unitholder, Officer or Manager shall be indemnified by the Company to the full extent permitted by applicable law, as the same exists or may hereafter be amended against all judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including reasonable attorneys' fees and expenses) actually incurred by such Person in connection with such Proceeding, appeal, inquiry or investigation if such Person acted in accordance with the Required Standard of Conduct (as defined below), and indemnification under this Section 9.3 shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. A Manager or Officer shall not be liable to the Company or its Members or Unitholders for monetary damages for breach of this Agreement or otherwise to the fullest extent permitted by applicable law, provided that such Person acted in accordance with the Required Standard of Conduct. The rights granted pursuant to this Section 9.3 shall be deemed contract rights, and no amendment, modification or repeal of this Section 9.3 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings, appeals, inquiries or investigations arising prior to any amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Section 9.3 could involve indemnification for negligence or under theories of strict liability. As used in this Section 9.3, "Required Standard of Conduct" means, with respect to any Person, that such Person is acting in a manner that such Person believes to be in or not opposed to the best interests of the Company, and, with respect to a criminal Proceeding, that such Person had no reasonable cause to believe such Person's conduct was unlawful (it being understood that the Board or a Person acting as a Manager shall be deemed to have acted in accordance with the Required Standard of Conduct to the extent an action is taken in reliance upon information, opinions, reports or statements presented by any of the Company's or its Subsidiaries' officers or employees or by other Persons that the Board or such Manager reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care to act on behalf of the Company).

Hard Soda Co., LLC – Operating Agreement 2018

Article X
ACCOUNTING

Section X.1.   *Books and Records.*

(a)   The books and records of the Company shall be kept in sufficient detail to determine the Profit or Loss and the Federal income tax items of the Company for each period for which an allocation is to be made pursuant to this Agreement. The Board shall be required to keep such books and records in sufficient detail so as to permit preparation of financial statements in accordance with Section 15.1.

(b)   Such books and records and financial statements shall be maintained at the principal place of business of the Company and shall be open for inspection and, at the Member's expense, examination, verification or audit thereof by any Member or his or her duly authorized representative. The Members shall cooperate with any Member in any such reasonable inspection, examination, verification or audit.

Section X.2.   *Accounting Period.*

The accounting period and taxable year of the Company shall be the calendar year.

Section X.3.   *Accounting Basis.*

The Company shall prepare its financial statements using Generally Accepted Accounting Principles.

Section X.4.   *Tax Matters.*

(a)   For tax years beginning on or before December 31, 2017, the tax matters partner ("*TMP*") for the Company shall be John Stephan. The TMP shall have such authority as is granted a TMP under the Code.

(b)   The TMP shall employ experienced tax counsel to represent the Company in connection with any audit or investigation of the Company by the Internal Revenue Service and in connection with all subsequent administrative and judicial proceedings arising out of such audit. The fees and expenses of such counsel, as well as all other expenses incurred by the TMP in serving as the TMP, shall be a Company expense and shall be paid by the Company.

(c)   The Company shall indemnify and hold harmless the TMP against judgments, fines, amounts paid in settlement and expenses (including attorneys' fees) reasonably incurred by the TMP in any civil, criminal or investigative proceeding in which the TMP is involved or threatened to be involved by reason of the Member being the TMP, provided that the TMP acted in good faith, within what the TMP reasonably believed to be the scope of the TMP's authority and for a purpose which the TMP reasonably believed to be in the best interests of the Company or the Members. The TMP shall not be indemnified under this provision against any liability to the Company or its Members to which the TMP would otherwise be subject by reason of willful misconduct or gross negligence in the TMP's duties involved in acting as TMP.

(d)   Nothing herein shall constitute an election to be subject to the partnership level audit procedures of Code Section 6221 et seq.

(e)   For tax years beginning after December 31, 2017, the Members shall designate a person or entity to serve as the partnership representative of the Company for purposes of Subchapter C of Chapter 63 of the Code ("*Partnership Representative*") and any comparable provisions of state or local law.

(f)   If the Company qualifies under Code Section 6221(b) to elect to have Subchapter C of Chapter 63 of the Code not apply to the Company, the Manager shall cause the Company to make such election.

(g)   If any "partnership adjustment" as defined in Code Section 6241(2) ("*Partnership Adjustment*") is determined with respect to the Company, the Partnership Representative shall promptly notify the Members of receipt of a notice of final partnership adjustment ("*NFPA*"). The Members shall determine whether to file a petition in Tax Court, cause the Company to pay the amount of the Partnership Adjustment or make the election under Code Section 6226 and notify the Partnership Representative in writing within ten (10) days of their receipt of notice of the NFPA of their recommended action or actions.

(h)   If any Partnership Adjustment is finally determined and the Company has not made an election under Code Section 6226, then (i) the Members shall take such actions as requested by the Partnership Representative including, but not limited to, filing amended tax returns and paying any tax due in accordance with Code Section 6225(c)(2), (ii) the Partnership Representative shall use commercially reasonable efforts to make any modifications available under Code Sections 6225(c)(3), (4) and (5) and (iii) any imputed underpayment determined in accordance with Code Section 6225 or Partnership Adjustment that does not give rise to an imputed underpayment shall be apportioned among the current and former Members who were Members for the taxable year of the Partnership Adjustment ("*Adjustment Partners*") in such manner as may be necessary (as determined by the Partnership Representative in good faith) so that, to the maximum extent possible, the tax and economic consequences of the Partnership Adjustment and any associated interest and penalties are borne by the Adjustment Partners based upon their Distribution Percentage Interests in the taxable year with respect to which the Partnership Adjustment was made.

ARTICLE 3   (i)   The obligations of each Member under this Section 10.4 shall survive after a Member ceases to be a Member for any reason including, but not limited to, Transfer, assignment or other disposition of the Member's Units, withdrawal of the Member, dissolution of the Company or termination of this Agreement.

Article XI
LIMITATIONS UPON TRANSFER

Section XI.1. Transfers Subject to This Agreement.

Without the approval and consent of the Board or pursuant to Section 11.2, no Member shall Transfer any Membership Interest (or any portion thereof) or other securities exercisable or exchangeable for or convertible into Units or other Membership Interests (collectively, "Company Equity Securities"), now held or hereafter acquired by such Member.

Section XI.2. Rights of Refusal.

(a)   If any Unitholder (a "RFR Transferor") wishes to Transfer any Units (the "RFR Offered Units") to any Person (other than a Permitted Transfer described in Section 11.10 to which this Section

11.2 shall not apply), such RFR Transferor shall first offer to sell such RFR Offered Units (i) initially to the Company, and, if the Company does not purchase all such RFR Offered Units, and (ii) second, to the Members (the Company or Members, being referred to herein as the "RFR Offeree(s)"), all pursuant to the provisions set forth in this Section 11.2(c) below.

(b)   The offer shall be made by a written notice (the "RFR Offer Notice") or series of notices delivered to the Company and each Member, which RFR Offer Notice shall specify the RFR Offered Units proposed to be sold, the terms and conditions of the proposed sale, including the proposed sale price and any other material terms and conditions or material facts relating to the proposed sale. In addition, the RFR Transferor shall provide to the RFR Offerees promptly all such other information relating to the RFR Offered Units and the proposed sale as they may reasonably request.

(c)   The Company shall have the right, exercisable within 10 Business Days of the date the RFR Transferor delivers the initial RFR Offer Notice (the "Company RFR Offer Notice") to the Company (such 10th Business Day being referred to as the "Company RFR Offer Expiration Date"), to accept the offer put forth by the RFR Transferor and to purchase all or any portion of the RFR Offered Units on terms and conditions specified in the RFR Offer Notice.

(d)   If the Company does not accept the offer by the RFR Transferor pursuant to the Company RFR Offer Notice with respect to all of the RFR Offered Units on or prior to the Company RFR Expiration Date, the RFR Transferor shall promptly deliver to the Members another RFR Offer Notice (a "Unitholder RFR Offer Notice") for the remaining RFR Offered Units that the Company did not elect to purchase (the "Remaining RFR Offered Units") pursuant to the Company RFR Offer Notice, which Unitholder RFR Offer Notice shall contain the same terms and conditions specified in the Company RFR Offer Notice. Upon receipt of the Unitholder RFR Offer Notice, the Members shall have the right, exercisable within 10 Business Days of the date the RFR Transferor delivers the Unitholder RFR Offer Notice to the Members (such 10th Business Day being referred to as the "Unitholder RFR Offer Expiration Date"), to accept the offer to purchase from the RFR Transferor the Remaining RFR Offered Units on terms and conditions specified in the Unitholder RFR Offer Notice. Notwithstanding anything in this Section 11.2 to the contrary, unless the RFR Offeree in its or his sole discretion otherwise agrees, no RFR Offeree shall have any right to so purchase any of the Remaining RFR Offered Units unless the RFR Offerees collectively so purchase all of the Remaining RFR Offered Units. If more than one such RFR Offeree elects to purchase the RFR Offered Units (the "Purchasing RFR Offerees"), then, unless the Purchasing RFR Offerees shall otherwise agree, the Remaining RFR Offered Units shall be allocated among such Purchasing RFR Offerees pro rata based on their fully-diluted holdings of Units (with respect to each holder of Units, its "Proportionate Fully-Diluted Percentage") (with full re-allocation of undersubscribed amounts).

(e)   If the RFR Offerees do not collectively accept the offer made by the RFR Transferor with respect to all of the Remaining RFR Offered Units on or prior to the Unitholder RFR Offer Expiration Date, then the RFR Transferor shall have the right for a period of 90 days thereafter to sell all of the RFR Offered Units at not less than the price, and upon terms not more favorable to the proposed transferee, than were contained in the RFR Offer Notice. Any RFR Offered Units not sold within such 90-day period shall again be subject to the requirements of this Section 11.2 in connection with any subsequent sale.

(f)   For the avoidance of doubt, neither the Company nor any Members shall have the right to purchase the RFR Offered Units unless they collectively agree to purchase all such RFR Offered Units.

(g)   Notwithstanding to foregoing provisions (a)-(f) of this Section 11.2, in the event that a Common Member becomes a Bankrupt Member or an Expelled Member, the Bankrupt Member's

Hard Soda Co., LLC – Operating Agreement 2018

Common Units (or Expelled Member's Common Units, as applicable) shall distributed pro rata amongst the existing Common Members and such reallocation of Common Units shall not be subject to the right of first refusal set forth herein.

(h)   Further notwithstanding provisions (a)-(f), in the event of the death of a Common Member, the Common Units that may be transferred pursuant to Section 12.3(d) shall not be subject to the provisions set forth in this Section 11.2 (or Section 11.3 below).

Section XI.3. Right of Co-Sale

(a)   Any Common Member that wishes to Transfer any Unit, other than a Transfer to a Permitted Assignee, shall first comply with this Section 11.3. The Common Member proposing such Transfer shall give written notice (the "Co-Sale Notice") to each other Common Member (each a "Co-Sale Member") of the Common Member's intention to Transfer such Common Units (the "Transaction Units") to a Person pursuant to a bona fide offer (the "Purchaser"). The Co-Sale Notice shall (i) identify the Purchaser, (ii) contain a complete description of all material terms of the proposed Transfer to the Purchaser, and (iii) be signed by the Purchaser and indicate the Purchaser's concurrence with the description of the terms of the proposed Transfer. Notwithstanding the foregoing, this Section 11.3 shall not apply to any Units purchased in accordance with the procedures set forth in Section 11.2.

(b)   Within 45 days after delivery of the Co-Sale Notice to each of the Co-Sale Members, the Co-Sale Members may exercise an option hereby granted to the Co-Sale Members to sell their pro rata portion of the Transaction Units for the price and upon the other terms contained in the Co-Sale Notice. Each such Co-Sale Member's option shall be to sell that portion of the Transaction Units which bears the same proportion to the aggregate Transaction Units as the Units owned by such Co-Sale Member at the time of delivery of the Co-Sale Notice bears to the aggregate Units owned by the Member proposing to Transfer the Transaction Units and all Co-Sale Members at the time of delivery of the Co-Sale Notice, provided that (i) the Co-Sale Members may by unanimous agreement among themselves vary the proportions in which some or all of their number may exercise the co-sale rights granted in this Section 11.3, and (ii) a Co-Sale Member may freely assign his or her co-sale right in whole or in part to any other Co-Sale Member. If the Co-Sale Members as a group do not elect to sell their entire pro rata portion of the Transaction Units pursuant to this Section 11.3, each such Co-Sale Member who exercised an option to sell a portion of his or her Units may, within ten (10) days after the expiration of the 45-day co-sale option, exercise an option to sell a portion of the remaining pro rata portion of the Transaction Units as to which the primary option to sell had not been exercised. In the case of a single Co-Sale Member, its option shall be to sell up to all of the remaining pro rata portion of the Transaction Units. In the case of two or more Co-Sale Members, each such Co-Sale Member's option shall be to sell the portion of the remaining pro rata portion of the Transaction Units which bears the same proportion to the remaining pro rata portion of the Transaction Units as the Units owned by such Co-Sale Member at the time of delivery of the Co-Sale Notice bears to the aggregate Units then owned by all Co-Sale Members exercising this secondary option at the time of delivery of the Co-Sale Notice. This secondary option procedure shall be repeated until all of the remaining pro rata portion of the Transaction Units has been elected to be sold or until no Co-Sale Member desires to sell any remaining pro rata portion of the Transaction Units.

(c)   During the 45 days after the expiration of the option period(s) granted to the Co-Sale Members above, the Member proposing to Transfer the Transaction Units shall have a right to sell that portion of the Transaction Units set forth in the Co-Sale Notice less the portion of the Transaction Units as to which the other Members have indicated a desire to sell to the Purchaser in accordance with the co-sale rights provided in this Section 11.3 at a price and upon terms and conditions no more favorable in any material respect to the Purchaser as those set forth in the Co-Sale Notice. Any Co-Sale Member participating in such sale shall execute such documents and take such actions as may be necessary or appropriate to accomplish the sale of such Co-Sale Member's Units pursuant to the Purchaser's offer set forth in the Co-Sale Notice, and the Member or Assignee proposing to Transfer the Transaction Units shall use its reasonable best efforts to facilitate such Co-Sale Member's participation in such sale. In the event the Member or Assignee proposing to Transfer the Transaction Units has not sold such Units or entered into an agreement to sell such Units within such 45-day period, the Member or Assignee proposing to Transfer the Transaction Units shall not thereafter sell any Units without again offering to the other Members the co-sale rights provided in this Section 11.3(c). The Purchaser will become an Assignee after the purchase and not a Member unless the Company admits the Purchaser as a Member. The Purchaser shall be admitted as a Member only in accordance with Section 11.5.

Section XI.4. Additional Restrictions.

(a)   Notwithstanding any provision to the contrary in this Agreement, without the consent of the Board, the sale or exchange of any Membership Interest shall not be permitted if the Interest sought to be sold or exchanged, when added to the total of all other Membership Interests sold or exchanged within the period of 12 consecutive months ending with the proposed date of the sale or exchange, results in the termination of the Company under section 708 of the Code.

(b)   No Member shall make any transfer of any Interest to a minor or to an incompetent; except that a transfer of Membership Interests may be made to a trustee, custodian or guardian for the benefit of a minor or an incompetent, if such transfer of Membership Interests is affected in accordance with applicable law.

(c)   No Member shall make any transfer of any Membership Interests unless such Member gives a copy of this Agreement to the transferee before such transfer is affected.

(d)   The Board may, in addition to any other reasonable requirements that the Board may impose, require, as a condition to the transfer of any Membership Interests, that the transferring Member and/or transferee (i) assume all costs incurred by the Company in connection therewith; and (ii) furnish reasonable assurances to the Board, including the provision of any factual information and/or legal opinions satisfactory in all respects to the Board, that such transfer complies in all respects with applicable federal and state securities laws.

Section XI.5. New and Substitute Members.

(a)   Admission. The Board shall have the right but not the obligation to admit as a Substitute Member or an Additional Member, any Person who acquires an interest in the Company, or any part thereof, from a Member or from the Company; provided, that, the Board shall admit as a Substitute Member any transferee who acquires an interest in the Company by means of a Permitted Transfer from a Member in accordance with Section 11.10. Concurrently with the admission of a Substitute Member or an Additional Member, the Board shall forthwith cause any necessary papers to be filed and recorded and notice to be given wherever and to the extent required showing the substitution of a transferee as a Substitute Member in place of the transferring Member, or the admission of an Additional Member, all at the expense, including payment of any professional and filing fees incurred, of the Substitute Member or the Additional Member (unless otherwise approved by the Board, in which case, the Company may cover said expenses).

(b)   Conditions. The admission of any Person as a Substitute Member or Additional Member shall be conditioned upon such Person's written acceptance and adoption of all the terms and provisions of this Agreement, either by (i) execution and delivery of a counterpart signature page to this Agreement countersigned by an authorized Officer on behalf of the Company or (ii) if requested by the Board, a writing evidencing the intent of such Person to become a Substitute Member or Additional Member (in form and substance satisfactory to the Board).

Section XI.6. Transferee Who is Not Admitted as a Member.

A transferee or assignee of Membership Interests who does not become an Additional Member as provided in Section 11.5 and who desires to make a further transfer of Membership Interest shall be subject to all the provisions of this Article XI to the same extent and in the same manner as any Member desiring to make a transfer of Membership Interests. A transferee of Membership Interests who does not become an Additional Member as provided in Section 11.5 shall not have any of the rights of a Member and shall be entitled to receive, only to the extent assigned, the distributions of cash, property and other assets and the allocations of profits, losses, income, gains, deductions, credits and similar items to which the transferee's transferor would have been entitled.

Section XI.7. Member Who Transfers All Membership Interests.

A Member who transfers all of its Membership Interests to the Company and/or to one or more persons pursuant to this Article XI shall be deemed to have withdrawn from the Company, shall cease to be a Member of the Company and shall no longer have any of the rights or privileges of a Member.

Section XI.8. Violative Transfers.

Any attempted or purported transfer and any attempted or purported purchase or other acquisition of Membership Interest in violation of this Agreement shall be null and void and a fraud upon the Company and the Members. Any such attempted or purported transfer or purchase or other acquisition may be enjoined in any court of competent jurisdiction by any Member or by the Company. The person making the attempted or purported Transfer, notwithstanding any agreement or understanding with any such attempted or purported transferee, shall retain all rights and obligations it had with respect to the Interest immediately prior to the attempted or purported transfer.

Section XI.9. Restrictions Reasonable.

The parties to this Agreement agree and acknowledge that the restrictions on transfer of Interest imposed by this Agreement are reasonable and are imposed to accomplish legitimate purposes of the Members and the Company and are not more restrictive than necessary to accomplish those purposes.

Section XI.10. Permitted Transfers.

Notwithstanding any other provisions of this Article XI, the restrictions of Article XI shall not apply to any Permitted Transfer. For purposes of Article XI, a "Permitted Transfer" means any Transfer (a) to a Permitted Transferee, (b) by the transferring Member following such transferring Member's death by will or the laws of descent and distribution to such transferring Member's legal representatives, heirs or legatees, (c) by the transferring Member to any other Member who is a Member on the date hereof, provided in each case that any such transferee agrees in writing prior to any such Transfer to be bound by the terms and conditions of Section 11.5 of this Agreement as an Additional Member.

Section XI.11. Certain Provisions of the Act Superseded.

The provisions of this Agreement regarding the transfer of Membership Interests and the withdrawal of a Member are intended to and shall, to the fullest extent permitted by law, supersede the provisions of the Act regarding the withdrawal of a Member set forth in sections 1705.14, 1705.15, 1705.16 and 1705.18 of the Act, in respect of each Member.

Section XI.12. Legends.

ARTICLE 4 If certificates representing Company Equity Securities are ever issued, such certificates shall bear a legend substantially to the following effect with such additions thereto or changes therein as the Company may be advised by counsel are required by law or necessary to give full effect to this Agreement (the "Legend"):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A SECOND AMENDED AND RESTATED OPERATING AGREEMENT, DATED AS OF AUGUST 15, 2018, AMONG THE COMPANY AND THE OTHER PARTIES THERETO, AS AMENDED, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AGREEMENT. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH AGREEMENT, INCLUDING, WITHOUT LIMITATION, THE TRANSFER RESTRICTIONS AND FORCED SALE PROVISIONS CONTAINED THEREIN."

Nothing contained herein shall require the delivery of any certificate to any Unitholder at any time when the Company Equity Securities are not certificated.

Section XI.13. Transfer of Units.

Any proposed Transfer or assignment by a Unitholder of all or part of its interest in the Company shall be subject to the restrictions on transfer set forth in Article XI. Subject to the foregoing, any Member who shall assign any Units in the Company shall cease to be a Member of the Company with respect to such Units and shall no longer have any rights or privileges of a Member with respect to such Units. Any Member or Assignee who acquires in any manner whatsoever any Units, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof to have agreed to be subject to and bound by all of the terms and conditions of this Agreement that any predecessor in such Units or other interest in the Company was subject to or by which such predecessor was bound. No Member shall cease to be a Member upon the collateral assignment of, or the pledging or granting of a security interest in, its interest in the Company.

Article XII
WITHDRAWAL; DISSOLUTION; NEW AND SUBSTITUTE MEMBERS

Section XII.1. Withdrawal.

No Member shall have the power or right to withdraw or otherwise resign from the Company prior to the dissolution and winding up of the Company, except pursuant to a Transfer permitted under this Agreement of all of such Member's Membership Interests to either a Permitted Transferee, Assignee or the Company, and in no event shall any Member have the right to require the Company to pay the Member the fair value of such Member's Units upon any withdrawal. Notwithstanding anything to the contrary contained in the Act, in no event shall any Member be deemed to have withdrawn from the

Company or cease to be a Member upon the occurrence of any event (other than dissolution and winding up of the Company pursuant to Section 12.2 or pursuant to Section 11.7 upon a sale of all such Member's Membership Interests) unless the Member, after the occurrence of such event, indicates in a written instrument delivered to the Company that the Member has so withdrawn.

Section XII.2. Dissolution

(a)   Events. The Company shall be dissolved and its affairs shall be wound up on the first to occur of the following:

(1)   The approval of Members holding the requisite number of Units as provided in Section 7.4;

(2)   An event of withdrawal (as defined in the Act) of the sole remaining Member; or

(3)   The entry of a decree of dissolution under the Act.

Dissolution shall take effect on the date of the event giving rise to the dissolution, but the Company shall not terminate until its assets have been distributed pursuant to this Section 12.2. The death, retirement, resignation, expulsion, incapacity, bankruptcy, disassociation or dissolution of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the Company, shall not cause a dissolution of the Company, and the Company shall continue in existence subject to the terms and conditions of this Agreement.

(b)   Actions Upon Dissolution. When the Company is dissolved, the business and property of the Company shall be wound up and liquidated by the Board, or in the event of the unavailability of the Board, such Member or liquidating trustee as shall be named by the Board. A reasonable time shall be allowed for the orderly liquidating of the assets of the Company and the discharge of liabilities to creditors so as to enable the Members to minimize the normal losses attendant upon a liquidation. Upon the dissolution of the Company, no Member shall have any obligation to make any contribution to the capital of the Company with respect to any deficit balance in such Member's Capital Account, and such deficit shall not be considered a debt owed to the Company or to any other person for any purpose whatsoever.

(c)   Priority. The Proceeds of a Liquidity Event shall be distributed in the following manner and order:

(1)   All debts and obligations of the Company, if any, shall first be paid, discharged or provided for by adequate reserves in accordance with the Act;

(2)   Then, in accordance with Section 4.1.

(d)   Cancellation of Articles. On completion of the distribution of Company assets as provided herein, the Company shall be terminated, and shall file a certificate of dissolution with the Secretary of State of the State of Ohio and take such other actions as may be necessary to terminate and dissolve the Company.

(e)   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of Units of the Company upon any Liquidity Event shall be the cash or the fair market value of the property, rights or securities paid or distributed to such holders by the Company or the acquiring person, firm or other entity. The fair market value of such property, rights or securities shall be determined in good faith by the Board.

(f)   Allocation of Escrow. If any portion of the consideration payable to the holders of Units of the Company pursuant to any Liquidity Event is placed into escrow and/or is payable subject to contingencies or is otherwise paid on a deferred basis, the relevant agreement governing such escrow, contingency or deferral shall provide that (1) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "Initial Consideration") shall be allocated among the holders of Units in accordance with this Section 12.2 as if the Initial Consideration were the only consideration payable in connection with such Liquidity Event and (2) any additional consideration which becomes payable to the holders of Units of the Company upon release from escrow or satisfaction of contingencies shall be allocated among the holders of Units of the Company in accordance with this Section 12.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

Section XII.3. Disassociation of a Member

(a)   Disassociation. A Person ceases to be a Member upon the happening of any of the following events:

1.   The withdrawal of a Member;

2.   The expulsion of a Member pursuant to Section 12.3(e);

3.   A Common Member becoming a Bankrupt Member;

4.   In the case of a Member who is a natural person, the adjudication of incompetency or death of the Member;

5.   In the case of a Member who is acting as a Member by virtue of being a trustee of a trust, the termination of the trust (not merely by the substitution of a new trustee);

6.   In the case of a Member that is an organization other than a corporation, the dissolution and commencement of winding up of the separate organization;

7.   In the case of a Member that is a corporation, the filing of a certificate of dissolution or its equivalent, for the corporation or the revocation of its charter if not reinstated within ninety days;

8.   In the case of a Member that is an estate, the distribution by the fiduciary of the estate's Units; or

9.   In the case of a Common Member, the Common Member divorces his or her spouse (a "Divorced Member").

(b)   Rights of Disassociating Member. In the event that any Member disassociates prior to the dissolution and winding up of the Company, if the disassociation does not cause a dissolution and winding up of the Company, the disassociated Person shall have no right to compel a liquidation of Units and (i) in the instance of a Common Member becoming a Bankrupt Member, an Expelled Member or a Divorced Member, the Common Units of such Bankrupt Member, an Expelled Member or a Divorced Member, as applicable, shall be reallocated to the remaining Common Members on a pro rata basis; and

(ii) in the event that the Dissociating Member is a Common Member who is disassociated for any reason other than those set forth in (i) immediately above, the disassociated Member shall thereafter hold their Units as an Assignee.

(c)   Reserved.

(d)   Death of a Common Member.   On the death of any Common Member, the remaining Common Members shall have the option of continuing the Company business by purchasing the deceased Common Member's interest from the estate or personal representative of the deceased owner in the same manner as provided for withdrawal or retirement, except that valuations shall be determined as of the date of death and the option shall be open for ninety (90) days from the date of appointment of an estate or personal representative. Notice of the election to purchase may be given to the duly appointed executor or administrator of the deceased Common Member's estate, or to any of the known legal heirs/next of kin of the deceased Common Member if no estate representative has been appointed within ninety (90) days of the date of death of the deceased Common Member. In the event that an estate representative is not duly appointed within ninety (90) days of the date of death of the deceased Common Member, then the option to purchase shall be extended indefinitely to provide sufficient opportunity for the surviving Common Members to give notice of the election to purchase to known legal heirs/next of kin, or to open an estate for the deceased Common Member. Such notice may be the last known address of any known legal heir or next of kin, or to such place where any of them may be found. In the event that the remaining Common Member(s) decline to purchase the Common Member's Common Units, the Company will have the option to purchase upon such terms as can be agreed or pursuant appraisal as provided hereafter.

1.   In the event that there is no legal representative of the estate appointed, In lieu of, or in addition to notice to any known legal heir or next of kin of the deceased Common Member, the surviving Common Member(s) may petition the Probate Court of the County having jurisdiction of the deceased Common Member for the appointment of a legal representative of the estate. In such event, the option to purchase shall commence from the date of the appointment of such estate representative and shall run for a period of ninety (90) days thereafter. This provision is applicable only in the event that there is no legal representative otherwise appointed by the appropriate Probate Court within ninety (90) days of the date of death of the deceased Common Member.

2.   It is specifically agreed that on the death of any Common Member, an inventory and appraisement of the Company or the decedent's interest in the Company as may be provided in the Ohio Revised Code, as now in effect, or as hereafter amended, shall be dispensed with, and settlement of the deceased Common Member's interest shall be made in accordance with this Section 12.3.

3.   In the event the surviving Common Members or the Company determine to purchase the deceased Member's Common Units, the deceased Common Member's estate shall sell such shares in accordance with the terms of purchase specified herein.

4.   The Company at any time may determine to purchase life insurance on the lives of each Member with the Company and remaining Members as co-beneficiary for the purpose of funding the buy-out of a deceased Common Member's Common Units in the Company. In the event the Common Members determine to obtain such life insurance, the premium expense shall be a Company business expense, to the extent and as may be permitted by applicable tax laws. Appropriate notation of such insurance shall be maintained in the Company records and the insurance policies and all rights therein shall be deemed Company property. In the event such

insurance is obtained and maintained, and reflected as an asset of the Company, the amount payable as death proceeds on a deceased Member's life, in excess of the cash values thereof, just prior to his death, shall not be taken into account in determining the value of the deceased Common Member's Common Units. On the death of a Common Member, the remaining Common Members shall collect the proceeds of insurance on the deceased Common Member and apply so much of such proceeds as is necessary to pay to the Executor or Administrator of the deceased Common Member's estate, the purchase price as established or appraisal. If the proceeds exceed the purchase price, the excess shall be retained by the Company.

5.   The transfer of the deceased Common Member's interest to the surviving Common Members shall be made free and clear of all taxes, debts, claims, liens, and encumbrances, all of which shall be paid by the deceased Member's estate.

(e)   Expulsion of a Member. A Member may be expelled from the Company upon 66 2/3% Vote of the Members (excluding the Members being expelled) if such Member(s):

1.   Persists in pursuing a course of action that seriously injures the good name and goodwill of the Company after being requested by the remaining Members to desist;

2.   Becomes insolvent, makes an assignment for the benefit of creditors, is declared a bankrupt, or if his assets are administered in any type of creditor proceedings; or if his interest in the Company is attached by any judgment creditor.

3.   Does any act in contravention of the provisions of this Agreement, without the consent or approval of the Board.

4.   Fails to make a Capital Contribution by the due date specified herein and within thirty days of notice of such failure provided by the Board.

If the Members believe that grounds for expulsion exists, the Members (except for the Member to be expelled) shall give to the Member(s) expelled a fourteen (14) day written notice of expulsion by certified mail to the last known address of such Member, or by personally delivering a copy of such expulsion notice to him/them. The expulsion notice shall briefly state the grounds for the expulsion, and such expulsion shall become effective after the expiration of fourteen (14) days after the date of mailing, if the notice is served by certified mail; or after the expiration of ten (10) days from the date of the notice if personally delivered to the expelled Member.

Any Member having received a notice of expulsion shall be entitled, at any reasonable time before the effective day of the expulsion or within fourteen (14) days thereafter, to a hearing by all of the Members or if there is only one remaining Member by an arbitration. At such hearing, the expulsion may be rescinded or confirmed by a majority vote of the Members. If there is only one (1) remaining Member, the question of the reasonableness of the expulsion shall be submitted to a decision by three (3) disinterested arbitrators, one to be chosen by the remaining Member, one to be chosen by the expelled Member, and the third to be chosen by the two arbitrators. The expense of such arbitration shall be borne by the Company.

The remaining Members may continue the operation of the Company as usual upon the expulsion of any Member subject to the following: the expelled Member is obligated to transfer his interest in the Company in accordance herewith.

In the event the remaining Members are unable to agree among themselves as to the number of Units that each Member shall acquire from the withdrawing Member, then all Members shall acquire the number of Units of the withdrawing member in proportion to their then owned number of Units in accordance with their Distribution Percentage Interest.

(f) Valuation in Absence of Agreed Purchase Price; Appraisal: In any instance in which a Common Member or the Company is purchasing Common Units from another Common Member as required by this Agreement, the purchasing Common Member(s) (or Company, as applicable) shall select an appraiser and the selling Member(s) shall select an appraiser, each to independently appraise the Common Member's interest. The appraiser selected must be qualified for appraisal of corporations and business entities, and the appraisal shall be completed and the value determined within sixty (60) days of their selection. If the two appraisals are different, but within five percent (5%) of the other, then the average of the two appraisals shall be the determined value of the Common Member's interest. However, if the values as determined by the appraisers are more than five percent (5%) apart, the two appraisers shall be required to select a third appraiser who is also qualified, who shall perform another appraisal. The fair market value for purposes hereof shall be the average of the third appraisal and whichever of the first two appraisal values is closest to the value determined by the third appraiser. The cost of all of the appraisals shall be paid in equal share by the selling and purchasing Common Members.

Section XII.4. Compliance with Law.

Notwithstanding any provision hereof to the contrary, no sale or other disposition of an interest in the Company may be made except in compliance with all federal, state and other applicable laws, including federal and state securities laws.

Article XIII
REDEMPTION OF CLASS A PREFERRED UNITS

At any time after February 1, 2020, the Company, upon 20 days' prior written notice to the Class A Members, may redeem all of the Class A Units at a purchase price of that is determined by taking the Class A Original Issue Price and multiplying it by 1.25x. The resultant amount shall be the "Class A Redemption Price". In the event that the Board determines that the Class A Preferred Units shall be redeemed for the Class A Redemption Price, the Class A Members, severally, hereby irrevocably agree to accept such Class A Redemption Price and acknowledge and agree that upon payment of the Class A Redemption Price by the Company, the Class A Members shall cease to be Members of the Company thereafter.

Article XIV
PREEMPTIVE RIGHTS

Section XIV.1. Grant of Preemptive Rights.

The Company hereby grants to each Common Member the right to purchase its Proportionate Fully-Diluted Percentage of any Company Equity Securities to be issued in any future Eligible Issuance.

Section XIV.2. Notice of Eligible Issuance; Equivalent Securities.

The Company shall, before issuing any Company Equity Securities in an Eligible Issuance, give written notice thereof to the Common Members. Such notice shall specify the Company Equity Securities the Company proposes to issue, the proposed date of issuance, the consideration that the Company

Hard Soda Co., LLC – Operating Agreement 2018

intends to receive therefor and all other material terms and conditions of such proposed issuance. For a period of 15 Business Days following the date of such notice, each Common Member shall be entitled, by written notice to the Company, to elect to purchase all or any part of its Proportionate Fully-Diluted Percentage of the Company Equity Securities being sold in the Eligible Issuance; provided, that if two or more Securities shall be proposed to be sold as a "unit" in an Eligible Issuance (including any Company Equity Securities that are sold with a debt security as a unit, or that are issued in connection with a debt financing), any such election must relate to such unit of Securities (including any obligation to provide debt financing to the Company, as applicable). To the extent that elections pursuant to this Section 14.2 shall not be made with respect to any Company Equity Securities included in an Eligible Issuance within such 15-Business Day period, then the Company may issue such Company Equity Securities, but only for consideration not less than, and otherwise on terms not materially less favorable in the aggregate to the Company than, those set forth in the Company's notice and only within 180 days after the end of such 15-Business Day period. In the event that any such offer is accepted by one or more Common Members (each an "Electing Common Member"), the Company shall sell to each such Electing Common Member, and each such Electing Common Member shall purchase from the Company, for the consideration and on the terms set forth in the notice as aforesaid, the Company Equity Securities that such Electing Common Member shall have elected to purchase and the Company may sell the balance, if any, of the Company Equity Securities it proposed to sell in such Eligible Issuance in accordance with the immediately preceding sentence. If any Eligible Issuance is made for consideration other than cash Capital Contributions, the Common Members shall be entitled to participate by making cash Capital Contributions in lieu of non-cash consideration and the Board shall determine the value of such non-cash consideration for purposes of this Article XIV and identify such value in the notice provided for above.

Article XV
INFORMATION RIGHTS; CONFIDENTIALITY

Section XV.1. Information Rights

The Company shall provide to each Member, by electronic means or otherwise (a) annual reviewed financial statements of the Company within 90 days after the end of the Company's fiscal year, which may be audited if the Board deems audited statements to be desirable, (b) unaudited financial statements of the Company for each of the Company's first three fiscal quarters within 45 days after the end of each such quarter, each prepared in accordance with GAAP, (c) unaudited financial statements of the Company for each fiscal month within 30 days after the end of each such month, each prepared in accordance with GAAP, and (d) an annual budget and business plan at least 30 days prior to the beginning of the fiscal year to which such budget and plan relate. The Company shall provide each Member with prompt notice of any events, which, in the discretion of the Board, would be materially adverse to the Company and its Business.

Section XV.2. Confidential Information.

(a)   No Member or Unitholder shall use at any time any Confidential Information of which such Member or Unitholder is or becomes aware except in connection with its investment in the Company (except that Members who are directors, officers or employees of the Company or its Subsidiaries shall also be permitted to use such Confidential Information in connection with the performance of their duties as directors, officers or employees and in connection with the raising of capital or debt financing).

(b)   Except as set forth in subsection (a) above, each Member and each Unitholder shall also keep the Confidential Information strictly confidential and shall not disclose it or cause or permit its Agents (as defined below) to disclose it, except (i) as required by applicable law, regulation or legal process or in response to any inquiry from a governmental entity or regulatory authority having jurisdiction over such Member or Unitholder, and only after compliance with Section 15.2(c) and (ii) that it may disclose the Confidential Information or portions thereof to those of its officers, employees, directors, limited partners, advisors and other agents and directors (such Persons being referred to as "Agents") who need to know such information in connection with the investment by such Member or Unitholder in the Company; provided that such Agents (x) are informed of the confidential and proprietary nature of the Confidential Information and (y) have agreed to maintain the confidentiality of the Confidential Information in a manner consistent with the provisions of this Article XV. Each Member and each Unitholder shall be responsible for any breach of this Article XV by its Agents (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the Company may have against such Agents with respect to any such breach). Notwithstanding anything herein to the contrary, each Member, each Unitholder and each Agent thereof may disclose to any and all Persons, without limitation of any kind, the tax treatment, tax structure or tax strategies of, and the tax strategies relating to, the Company and the transactions entered into by the Company and all materials of any kind (including opinions and other tax analyses) that are provided to such Member, Unitholder or Agent relating to such tax treatment, tax structure, or tax strategies.

(c)   If any Member or Unitholder or Agent thereof becomes legally compelled (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any of the Confidential Information, such Member or Unitholder or Agent thereof shall provide the Company with prompt and, if possible, prior written notice of such requirement to disclose such Confidential Information. Upon receipt of such notice, the Company may seek a protective order or other appropriate remedy. If such protective order or other remedy is not obtained, such Member or Unitholder and its Agents shall disclose only that portion of the Confidential Information which is legally required to be disclosed (as determined in good faith by counsel to such Member or Unitholder) and shall take all reasonable steps to preserve the confidentiality of the Confidential Information. In addition, neither such Member or Unitholder nor its Agents shall oppose any action (and such Member or Unitholder and its Agents shall, if and to the extent requested by the Company and legally permissible to do so, cooperate with and assist the Company, at the Company's expense and on a reasonable basis, in any reasonable action) by the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment shall be accorded the Confidential Information.

Article XVI
MISCELLANEOUS

Section XVI.1.   *Notices.*

Whenever notice is required or permitted by this Agreement to be given, such notice shall be in writing and shall be given to any Member or Unitholder at its email address shown in the Company's books and records, or, if given to the Company, at the following address:

> Hard Soda Co., LLC
> c/o John Stephan
> 168 Boyd Dr., Worthington, OH 43085
> E: info@ramblinghousecocktails.com

Each proper notice shall be effective upon any of the following: (i) personal delivery to the recipient, (ii) one Business Day after being sent by facsimile to the recipient (with hard copy sent to the recipient by reputable overnight courier service that same day or the next Business Day (charges prepaid)), (iii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid) or (iv) five Business Days after being deposited in the mail (first class or airmail postage prepaid).

Hard Soda Co., LLC – Operating Agreement 2018

Section XVI.2.   *Governing Law.*

This Agreement has been drafted, executed and shall be performed in the State of Ohio and shall be construed pursuant to the laws of such state, without regard to such state's provisions regarding conflicts of laws. Each provision of this Agreement is severable from every other provision of this Agreement.

Section XVI.3.   *Complete Agreement.*

This Agreement contains the entire agreement among the parties and supersedes any prior understandings or agreements between them respecting the subject matter. This Agreement shall be binding upon and inure to the benefit of the parties, their respective heirs, personal representatives, successors and permitted assigns.

Section XVI.4.   *Amendment.*

(a)   Except as otherwise provided in this Agreement, the terms and provisions of this Agreement or the Articles of Organization may be amended, amended and restated, modified, waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely) or supplemented, in any such case, with the consent of Members holding a majority of the Common Units then held by the Common Members. Notwithstanding the foregoing, the Board may, without the consent of the Members: (i) amend this Agreement to cure any ambiguity or correct or supplement any provision hereof that may be incomplete or inconsistent with any other provision hereof, so long as such amendment does not adversely affect the Members, or (ii) amend Schedule A of this Agreement at any time and from time to time to reflect the issuance, transfer, redemption or cancellation of Company Equity Securities in accordance with this Agreement.

(b)   Neither the Board nor the Members shall amend and/or restate this Agreement and/or the Articles of Organization without the approval of each of the Members materially adversely affected thereby if any such amendment would:

(1)   impose any new or additional liability on any existing Member or enlarge the obligation of any existing Member to make contributions to the capital of the Company as provided in this Agreement;

(2)   modify or amend this Section 16.4

(c)   Subject to the preceding clauses (a) and (b), each Member and each Unitholder shall be bound by any amendment, amendment and restatement, modification, waiver, or supplement to the terms and provisions of this Agreement effected in accordance with this Section 16.4, whether or not such Member or Unitholder has consented thereto.

Section XVI.5.   *Construction of Agreement; Counterparts.*

The captions at the beginning of the several sections and subsections of this Agreement are not part of the context hereof, but are merely labels to assist in locating and reading those sections and subsections, and shall be ignored in construing this Agreement. This Agreement may be executed in several counterparts, and each executed counterpart shall be considered as an original of this Agreement. A counterpart delivered by facsimile or electronic delivery (including by docusign.com), including scanned or PDF signatures delivered by e-mail, shall constitute originals for all purposes hereunder. Each exhibit and schedule referred to in this Agreement is hereby incorporated herein by reference.

Hard Soda Co., LLC – Operating Agreement 2018

Section XVI.6.   *Rights of Third Parties.*

This Agreement is intended expressly by the parties to benefit at any time solely those persons who at that time are either Members or transferees of the Membership Interests pursuant to the provisions of this Agreement and not any other persons including without limitation any creditors of or other persons claiming through the Company. This Agreement shall be enforceable, and proceedings to remedy any breach of this Agreement shall be brought, solely by any one or more of the Members or the legal representatives thereof or the transferees of any Interests thereof transferred pursuant to this Agreement. By way of illustration and not in limitation of the foregoing, the obligation by any Member to make Capital Contributions is for the benefit solely of the Members and shall not be enforceable by any creditor of or other person claiming through the Company.

Section XVI.7.   *Representations and Warranties of the Company.*

The Company represents and warrants to each Member as follows:

(a)   The execution, delivery and performance of this Agreement by the Company will not violate (i) any provision of this Agreement, (ii) any provision of applicable law or regulation, any order of any court or other agency of government, or (iii) any provision of any indenture, agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument.

(b)   This Agreement has been duly executed and delivered by the Company, and, when executed by the other parties hereto, will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

Section XVI.8.   *Investment Representations.*

Each Member hereby makes the following representations and warranties to the Company and to the other Members, which are acknowledged and agreed to constitute material representations to be relied upon in connection with the organization of the Company and the issuance of Membership Interests:

(a)   The Membership Interest in the Company being acquired by the Member is being acquired only for the account of the Member and not on behalf of any other person.

(b)   The Membership Interest is being acquired by the Member for purposes of holding for investment and not with a view to any further distribution thereof.

(c)   The Member has no agreement, arrangement or understanding for transfer of any of the Membership Interest or any interest therein to any other person or persons.

(d)   The Member (i) has such knowledge and experience in financial and business matters to be able to evaluate the merits and risks of an investment in the Membership Interest, (ii) has been given or had access to sufficient information regarding the Company to evaluate the merits and risks of an investment in the Membership Interest and (iii) has concluded that the Member is able to bear the risks of an investment in the Membership Interest.

(e)   The Member understands that the Membership Interests are not traded and that no market is likely to exist for an Interest at the time of any desire resale. In addition the Member understands that

Hard Soda Co., LLC – Operating Agreement 2018

the transfer of the Membership Interest is subject to certain restrictions set forth in this Agreement and under applicable federal and state securities laws.

[Remainder of Page Intentionally Left Blank]

Hard Soda Co., LLC – Operating Agreement 2018

COMPANY SIGNATURE PAGE

In Witness Whereof, the parties have executed this Third Amended and Restated Operating Agreement effective on the date first set forth above.

HARD SODA CO., LLC

By: _____

Name: John Lynch

Title: CEO

COMMON MEMBER SIGNATURE PAGE

In Witness Whereof, the parties have executed this Third Amended and Restated Operating Agreement effective on the date first set forth above.

John Lynch

Name: John Lynch

John Haseley



Name: John Haseley

John Stephan

Name: John Stephan

Aaron Pickrell

Name: Aaron Pickrell

6295292

Hard Soda Co., LLC – Operating Agreement 2018

Hard Soda Co., LLC Third Amended And Restated Operating Agreement

EXHIBIT A
Defined Terms

Unless the context otherwise requires or so defines, the defined terms used in this Agreement shall have the following meanings:

"1933 Act" has the meaning set forth in the legend preceding the preamble.

"Act" means the Limited Liability Company Act as adopted by the State of Ohio, Chapter 1705 of Ohio Revised Code (and the corresponding provisions of any succeeding law regarding limited liability companies), as amended and in effect at such time.

"Additional Member" means additional persons admitted as Members of the Company pursuant to Section 3.2.

"Adjusted Capital Account" means with respect to any Member, such Member's Capital Account at such time (i) increased by such Member's share of Minimum Gain and (ii) decreased by the amount of any adjustment, distribution or allocation described in sections 1.704-1(b)(2)(ii)(d)(4) through (6) of the Regulations.

"Affiliate" of any Person means (i) any person directly or indirectly controlling, controlled by or under common control, whether through ownership, agreement or otherwise, with such person, (ii) any person owning beneficially or of record 10 percent or more of the outstanding voting securities, partnership interests, membership interests or other ownership interests of such person, (iii) any officer, director, trustee, general partner or person in a similar capacity in or with the management of such person, and (iv) any person owning beneficially or of record 10 percent or more of the outstanding voting securities, partnership interests, membership interests or other ownership interests, or any officer, director, trustee, general partner or person in a similar capacity in or with the management, of any person described in clauses (ii) or (iii).

"Agents" has the meaning set forth in Section 15.2(b).

"Agreement" means this Operating Agreement, including all schedules and exhibits hereto, as amended to such time.

"As Converted Basis" means the assumption that all Class A Preferred Units outstanding at that time will be deemed to have been fully converted into Common Units as set forth in this Agreement.

"Assignee" means any transfer to which a Member or another Assignee has transferred its Membership Interest in the Company in accordance with the terms of this Agreement, but who is not a Member.

"Bankrupt Member" means a Common Member who: (i) has become the subject of a decree or order for relief under any bankruptcy, insolvency or similar law affecting creditors' rights; or (ii) has initiated an action for liquidation, arrangement, composition, readjustment, dissolution, or similar relief.

"Board" has the meaning set forth in Section 7.2(a).

"Business" has the meaning set forth in Section 2.5(a).

Hard Soda Co., LLC – Operating Agreement   2018

"Business Day" means a day other than a Saturday or Sunday or other day on which commercial banks in Ohio are authorized or required by law to close.

"Calendar year" means each 12-month period ending December 31.

"Capital Account" means, with respect to any Interest of a Member, the separate Capital Account maintained under Section 3.3 at such time.

"Capital Contribution" means any investment in money, property of service provided by a Member to the Company.

"Capital Transaction" means (i) a sale or other disposition of all or any material portion of the assets (tangible and intangible) of the Company, and (ii) any other event which, under generally accepted accounting principles, would be classified as of a capital nature with respect to all or any material portion of the assets (tangible and intangible) of the Company.

"Cash Available for Distribution" means all cash and cash equivalents of the Company at such time after provision for (i) reasonable reserves as provided in Section 4.3 and (ii) payment, or reservation for payment, of all sums due and payable on all Company obligations then due or currently to be due, other than any Company obligation to repay any Member Loans, or any interest accrued thereon. Cash Available for Distribution shall not include any proceeds where:

(a)   The Company is required by any valid and binding agreement with any person or otherwise by law, or the Company otherwise intends, to use such cash (i) to purchase or otherwise acquire property to replace the property disposed of for the business and the purpose of the Company under this Agreement or (ii) to repay any indebtedness for borrowed money or other liability secured by the property disposed of;

(b)   The proceeds are from the sale or disposition by the Company of any Membership Interests;

(c)   The proceeds are Proceeds from a Capital Transaction; or

(d)   The proceeds are from any sale or other disposition of Company property arising from an Event of Termination.

"Change of Control" means any of the following: (a) a merger or consolidation of the Company into or with any Independent Third Party, or a sale, exchange, conveyance or other disposition of Company Equity Securities to an Independent Third Party, in a single transaction or a series of related transactions, as a result of which the equity holders of the Company immediately prior to such merger, consolidation, sale, exchange, conveyance or other disposition (determined at the time of the first of such series of transactions) beneficially own less than a majority of the Company's or any successor entity's issued and outstanding Equity Securities immediately after such merger, consolidation, sale, exchange, conveyance or other disposition or series of such transactions; or (b) a single transaction or series of related transactions pursuant to which an Independent Third Party acquires all or substantially all of the Company's assets determined on a consolidated basis, including through the purchase of Equity Securities of one or more Subsidiaries of the Company.

"Class" or "Classes" means, the different classes of Units from time to time outstanding.

"Class A Member" means the holder of one or more Class A Preferred Units.

Hard Soda Co., LLC – Operating Agreement 2018

"Class A Original Issue Price" means $25.00 per Class A Preferred Unit, as purchased through the crowdfunding offering.

"Class A Preferred Unit" means the preferred membership interests of the Company designated as "Class A Preferred Units" and having the relative rights, preferences, privileges, limitations and qualifications set forth in this Agreement.

"Co-Sale Member" has the meaning set forth in Section 11.3(a).

"Co-Sale Notice" has the meaning set forth in Section 11.3(a).

"Code" means the Internal Revenue Code of 1986 (or the corresponding provisions of any succeeding law regarding the taxation by the United States of income), as amended and in effect at such time.

"Common Units" means the common membership interests of the Company designated as "Common Units" and having the relative rights, preferences, privileges, limitations and qualifications set forth in this Agreement.

"Common Unit Distribution Percentage" means that percentage of the Common Units held by a Common Member divided by the sum of all outstanding Common Units multiplied by 100.

"Company" means Hard Soda Co., LLC, the limited liability company created under the Act pursuant to the Articles of Organization and operated pursuant to this Agreement.

"Company Equity Securities" has the meaning set forth in Section 11.1.

"Company RFR Offer Expiration Date" has the meaning set forth in Section 11.2(c).

"Company RFR Offer Notice" has the meaning set forth in Section 11.2(c).

"Confidential Information" means oral and written information concerning the Company or its Subsidiaries or their respective businesses or operations furnished to or possessed by any Member or Unitholder or Agent thereof by or on behalf of the Company or any Subsidiary or Affiliate thereof (irrespective of the form of communication and whether such information is so furnished before, on or after the Effective Date), and all analyses, compilations, data, studies, notes, interpretations, memoranda or other documents prepared by any Member or Unitholder or any Agent thereof containing or based in whole or in part on any such furnished information; provided, that the term "Confidential Information" does not include any information which (i) at the time of disclosure is or thereafter becomes generally available to the public (other than as a result of a disclosure directly or indirectly by such Member or Unitholder or any Agent thereof in violation of Section 15.2) or (ii) is or becomes available to such Member or Unitholder on a non-confidential basis from a source other than the Company or its agents, representatives or advisors provided that such source was not prohibited from disclosing such information to such Member or Unitholder by a legal, contractual or fiduciary obligation.

"Convertible Securities" means those Class A Preferred Units convertible into Common Units of the Company.

"Distribution Percentage" means the number of Units owned by a Member divided by the sum of all Units owned by all Members multiplied by 100.

"Economic Interest" means a Member's or Assignee's share of the Company's Net Income, Net Losses and distributions pursuant to this Agreement and the Act, but shall not include any right to participate in the management or affairs of the Company, including the right to vote in the election of Managers, vote on, consent to or otherwise participate in any decision of the Members or Managers, or any right to receive information concerning the business and affairs of the Company, in each case except as expressly otherwise required by the Act.

"Effective Date" has the meaning set forth in the preamble.

"Eligible Issuance" means the issuance by the Company to any Person or Persons (including any of the Members or their Affiliate) of any Company Equity Securities, other than:

(a)   the issuance on the Effective Date of the Units described in Schedule A as of the Effective Date; or

(b)   the issuance of securities in a merger, consolidation or conversion of the Company or upon any split, combination, dividend or other similar event in respect of the Membership Interests.

"Equity Securities" means as to any Person that is a corporation, the shares of such Person's capital stock, including all classes of common, preferred, voting and nonvoting capital stock, and, as to any Person that is not a corporation or an individual, the ownership, beneficial or membership interests in such Person, including, without limitation, the right to share in profits and losses, the right to receive distributions of cash and property, and the right to receive allocations of items of income, gain, loss, deduction and credit and similar items from such Person, whether or not such interests include voting or similar rights entitling the holder thereof to exercise control over such Person.

"Event of Termination" means an event terminating the Company pursuant to Section 12.2.

"Fair Market Value" of any Equity Security means:

(a)   with respect to any Equity Security that is Publicly-Traded, the average of the closing prices of the sales of such security on all securities exchanges on which such security may at the time be listed, or, if there have been no sales on any such exchange on any particular day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such particular day, or, if on any particular day such security is not listed on such an exchange but is quoted on the over-the-counter market, the average of the representative bid and asked prices quoted on such market as of 4:00 p.m., New York time, in each such case averaged over a period of 10 Business Days ending on the day as of which the Fair Market Value thereof is being determined;

(b)   with respect to any Equity Security which is not listed on a securities exchange or quoted on an over-the-counter market, the fair value of such security shall be determined based on the fair market value of the entire equity of the issuer of such Equity Security as a going concern and the terms, rights and preferences of all Equity Securities of such issuer, without any discount for lack of liquidity or minority interest, and taking into account the assets, liabilities, earnings and prospects of the issuer and its Subsidiaries ("Enterprise Value"), as determined by the Board acting in good faith; provided, that with respect to any determination of the Fair Market Value of any Unit or other Membership Interest, (i) such determination shall be made by determining the aggregate amount of Proceeds From a Liquidity Event that the holder of such Unit or other Membership Interest would receive in respect of such Unit or other Membership

Interest if the Company were to distribute an amount equal to its Enterprise Value to its Unitholders in a Distribution in accordance with Section 4.1; and

(c)   with respect to any Equity Security that is not Publicly-Traded but that is of a class of Securities that has been registered under Section 12 of the Securities Exchange Act of 1934, as amended, and is either traded "over-the-counter" or listed on an exchange but not the New York Stock Exchange or the NASDAQ Stock Market, the Board shall be permitted to determine the Fair Market Value thereof, acting in good faith, in accordance with the 10-Business Day average valuation contemplated by clause (a) above or the enterprise valuation methodology contemplated by clause (b) or a combination thereof as the Board determines to be most appropriate and in its good faith discretion.

"GAAP" means accounting principles generally accepted in the United States, as from time to time in effect.

"Gain or Loss from a Capital Transaction" means any gain or loss arising from a Capital Transaction for any period based upon the amount realized therefrom and the adjusted basis of any asset (tangible or intangible) of the Company sold or disposed, pursuant to Subchapter 0 of the Code, subject to the following adjustments:

(a)   All items that are allocated under sections II and III of Exhibit B (other than Nonrecourse Deductions required to be taken into account in determining Gain or Loss from a Capital Transaction pursuant to section II(c) of Exhibit B) shall be subtracted;

(b)   If the value of Company property has been restated or if the value of any Company property for purpose of the Members' Capital Accounts is different from the adjusted basis of the property for purpose of Federal income taxation, the value of the property for purpose of the Members' Capital Accounts shall be used rather than the adjusted basis for purpose of Federal income taxation; and

(c)   Any insurance proceeds received with respect to any damage, destruction or impairment from any peril constituting a Capital Transaction and any condemnation proceeds received from any condemnation or other taking by eminent domain constituting a Capital Transaction shall be added to the extent not included in the computation of gain or loss arising from the sale of the property for purposes of Federal income taxation.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Gross Asset Value of any asset contributed by a Unitholder to the Company shall be the gross fair market value of such asset on the date of the contribution, as determined by the contributing Unitholder and the Company, provided, however, that the initial Gross Asset Value of any asset contributed by a Unitholder on the Effective Date is definitively set forth on Schedule A hereto as such Unitholder's Capital Contribution.

(b)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company after the date hereof by a new or existing Unitholder in exchange for more than a de minimis Capital Contribution, if the Board reasonably determines that such adjustment is necessary or appropriate to reflect the relative Economic Interests of the Unitholders in the Company;

(ii)   the distribution by the Company to a Unitholder of more than a de minimis amount of Company property as consideration for an entire or partial Membership Interest in the Company, if the Board reasonably determines that such adjustment is necessary or appropriate to reflect the relative Economic Interests of the Unitholders in the Company;

(iii)   the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(iv)   the grant of a Membership Interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity or by a new Member acting in a Member capacity or in anticipation of being a Member; and

(v)   such other times as the Board shall reasonably determine necessary or advisable in order to comply with Regulations Sections 1.704-1(b) and 1.704-2.

(c)   The Gross Asset Value of any Company asset distributed to a Unitholder shall be the gross fair market value of such asset on the date of distribution, as reasonably determined by the Board taking into account the following proviso; provided that, in the case of such assets which are Securities, the gross fair market value thereof shall be reduced (i) if and to the extent that a block sale of all of such Securities is reasonably likely, in the good faith judgment of a registered broker dealer affiliated with a reputable, nationally recognized brokerage house, to depress the trading price of such Securities, (ii) if and to the extent appropriate, in the good faith judgment of the Board, due to illiquidity of such Securities and (iii) for any sales or other commissions reasonably likely to be incurred or applied in a sale of such Securities.

(d)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (d) to the extent that the Board determines that an adjustment pursuant to subparagraph (b) of this definition of Gross Asset Value is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

"Independent Third Party" means any Person who is not an Affiliate of the Company or any Member.

"Initial Consideration" has the meaning set forth in Section 12.2(f).

"Items of Income" means for any period (i) each item of gross income within the meaning of section 61 of the Code that is or, if the items allocated in section II of Exhibit B are not subtracted, would be taken into account in determining Profit or Loss for that period, and (ii) the amount realized by the Company from any Capital Transaction, whether such items or amounts arise directly from transactions by this Company or are allocated to this Company from any partnership or other pass-through entity in which this Company has an interest.

Hard Soda Co., LLC – Operating Agreement   2018

"Legend" has the morning set forth in <u>Section 11.12</u>.

"Liquidity Event" means (i) any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or (ii) a Change of Control.

"Manager" has the meaning set forth in <u>Section 7.2(a)</u>.

"Member" means each Person listed on <u>Schedule A</u> as of the date hereof and each other Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Act. The Members shall constitute the "members" (as that term is defined in the Act) of the Company.

"Member Loan" means each loan made as a Member Loan by any Member pursuant to <u>Section 3.4</u>.

"Member Nonrecourse Debt" means any nonrecourse debt of the Company for which any Member bears the economic risk of loss within the meaning of section 1.704-2(b)(3) of the Regulations.

"Membership Interest" means, with respect to any Member, the Member's interest in the capital, allocations of Profit or Loss, allocations of Federal income tax items, distributions of cash or other property, and all other right, title and interest of a Member in the Company as determined by the balance of the Capital Account and the Adjusted Capital Account of the Member and the Units allocated to that Member pursuant to this Agreement at such time.

"Minimum Gain" means the aggregate amount of gain (irrespective of its character), if any, that would be realized by the Company if the Company disposed of (in a taxable transaction) each Company property subject to the Nonrecourse Liability or the Member Nonrecourse Debt for full satisfaction of such liability or debt and for no other consideration. Minimum Gain attributable to Nonrecourse Liabilities shall be determined under the provisions of section 1.704-2(d) of the Regulations, and Minimum Gain attributable to Member Nonrecourse Debt shall be determined under the provisions of section 1.704-2(d) of the Regulations.

"Net Income" or "Net Loss" means for each fiscal year of the Company, an amount equal to the Company's taxable income or loss for such fiscal year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

        (a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition of Net Income or Net Loss shall be added to such taxable income or loss;

        (b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition of Net Income or Net Loss shall be subtracted from such taxable income or loss;

        (c)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (b) or (c) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain (if the adjustment increases the Gross Asset Value of the asset) or loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset for purposes of computing Net Income or Net Loss;

(d)   Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, Depreciation shall be taken into account for such fiscal year;

(f)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Income or Net Loss; and

(g)   Notwithstanding any other provision of this definition of Net Income or Net Loss, any items which are specially allocated pursuant to Section 5.3(b) hereof shall not be taken into account in computing Net Income or Net Loss. To the extent permitted by the Regulations, the amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Section 5.3(b) hereof shall be determined by applying rules analogous to those set forth in this definition of Net Income or Net Loss.

"Nonrecourse Deductions" means items of loss, deduction and Code section 705(a)(2)(B) expenditures attributable to either Nonrecourse Liabilities or Member Nonrecourse Debt as determined in accordance with the provisions of section 1.704-2 of the Regulations. Nonrecourse Deductions attributable to Nonrecourse Liabilities shall be determined under the provisions of section 1.704-2(c) of the Regulations, and Nonrecourse Deductions attributable to Member Nonrecourse Debt shall be determined under the provision of section 1.704-2(i) of the Regulations.

"Nonrecourse Liability" means any liability (or portion thereof) for which no Member bears the economic risk of loss within the meaning of section 1.704-2(b)(3) of the Regulations.

"Officer" means each Person designated as an officer of the Company pursuant to and in accordance with the provisions of Section 7.7.

"Permitted Transferee" means (a) with respect to any Member who is an individual (as opposed to an entity), one or more members of the Member's family or a trust or custodianship for the benefit of Member or one or more members of Member's family ("members of Member's family" shall include, for these purposes, Member's spouse and descendants and descendants of Member's spouse (including as descendants adopted children who are under the age of 18 at the date of adoption)), and (b) with respect to any Member that is an entity, any Affiliate of such entity, or if such an entity is a single member limited liability company whose single member is an individual then one or more members of that single member's family or a trust or custodianship for the benefit of the single member or one or more members of the single member's family including but not limited to a spouse and descendants and descendants of the member's spouse (including as descendants' adopted children who are under the age of 18 at the date of adoption).

Hard Soda Co., LLC – Operating Agreement 2018

"Permitted Transfer" has the meaning set forth in Section 11.10.

"Person" means any natural person, corporation, limited liability company, partnership, trust, joint stock company, business trust, unincorporated association, joint venture, governmental authority or other legal entity of any nature whatsoever.

"Proceedings" has the meaning set forth in Section 9.3.

"Proceeds from a Liquidity Event" means the net cash and other proceeds realized by the Company from a Liquidity Event (including principal and interest payments from any note or other obligation received by the Company in connection with a Liquidity Event), in each case, after retirement of debt, after subtracting all expenses related to the Liquidity Event and after making an allowance for reserves for contingencies and anticipated obligations.

"Profit" or "Loss" means the Company's taxable income or loss for purpose of Federal income taxation for such period (including all items of income, gain, loss or deduction even if required to be separately stated by section 703(a) of the Code) subject to the following adjustments:

(a)   All Company income that is exempt from Federal income taxation (to the extent not included in the computation of the Company's taxable income or loss) shall be added;

(b)   All Company expenditures that are not deductible or not properly chargeable to Capital Accounts for purpose of Federal income taxation pursuant to section 705(a)(2)(B) of the Code (to the extent not included in the computation of the Company's taxable income or loss) shall be subtracted;

(c)   All Gain or Loss from a Capital Transaction shall be subtracted;

(d)   All items that are specially allocated under section III of Exhibit B shall be excluded;

(e)   Any gain or loss resulting from the Company's purchase or redemption of any Member's Interest shall be subtracted; and

(f)   If the value of Company property has been restated or otherwise if the value of any Company property for purpose of the Members' Capital Accounts is different from the adjusted basis of the property for purpose of Federal income taxation, then in lieu of using the amount of depreciation, amortization or other cost recovery deduction allowable with respect to such property in determining taxable income or loss for purpose of Federal income taxation, an adjusted amount shall be used in compliance with sections 1.704-1(b)(2)(iv)(f) and (g) of the Regulations which adjusted amount shall equal the amount of such depreciation, amortization or other cost recovery deduction for purpose of Federal income taxation multiplied by a fraction, the numerator of which is the value of such property for purposes of the Members' Capital Accounts and the denominator of which is the adjusted basis of such property for purpose of Federal income taxation.

"Proportionate Fully Diluted Percentage" has the meaning set forth in Section 11.2(d).

"Publicly-Traded" means, with respect to any class of Equity Security, that (i) Equity Securities of such class have been registered under Section 12 of the Securities Exchange Act of 1934, as amended, and are listed on the New York Stock Exchange or the NASDAQ Stock Market and the aggregate value of outstanding Equity Securities of such class held by Persons who are not Affiliates of the issuer of such Equity Securities (as determined by the Board acting in good faith based on the most recently available public information about such issuer or information supplied by such issuer) is not less than 200% of the then Fair Market Value of the Units then outstanding (or any Securities from time issued in respect thereof) or (ii) the Board has otherwise determined, acting in good faith that such Equity Security should be deemed to be Publicly-Traded for purposes of this Agreement.

"Purchaser" has the meaning set forth in Section 11.3(a).

"Regulations" means the income tax regulations promulgated under the Code, as such regulations may be amended and in effect at such time.

"Remaining RFR Offered Units" has the meaning set forth in Section 11.2(d).

"Required Standard of Conduct" has the meaning set forth in Section 9.

"RFR Offer Notice" has the meaning set forth in Section 11.2(b).

"RFR Offered Units" has the meaning set forth in Section 11.2(a).

"RFR Offerree" has the meaning set forth in Section 11.2(a).

"RFR Transferor" has the meaning set forth in Section 11.2(a).

"Securities" means any debt or equity securities of any issuer, including common and preferred stock and interests in limited liability companies (including warrants, rights, put and call options and other options relating thereto or any combination thereof), notes, bonds, debentures, trust receipts and other obligations, instruments or evidences of indebtedness and other property or interests commonly regarded as securities.

"Securities Act" means the Securities Act of 1933, or any successor federal statute, and the rules and regulations of the Securities and Exchange Commission thereunder, as the same may be amended from time to time.

"Stated Value" means, with respect to a Class A Preferred Unit, the initial Capital Contribution made to the Company in respect of the issuance of such Class A Preferred Unit, subject to appropriate adjustment in the event of any Unit split, Unit distribution or similar recapitalization event affecting such Class A Preferred Unit.

"Subsidiary" means, with respect to the Company or any other Person, any Person of which the Company (or such other Person) owns directly or indirectly securities having a majority of the voting power in electing the board of directors directly or through one or more Subsidiaries (or, in the case of a partnership, limited liability company or other similar entity, securities conveying, directly or indirectly, a majority of the economic interests in such partnership or entity), including any Person of which the Company (or such other Person) or any Subsidiary serves as general partner or managing member.

"Substitute Member" means any Person that has been admitted to the Company as a Member pursuant to Section 11.5 by virtue of such Person receiving all or a portion of a Membership Interest from a Member or its Assignee and not from the Company.

"Tax Distribution" has the meaning set forth in Section 4.1(c).

"Transaction Units" has the meaning set forth in <u>Section 11.3(a)</u>.

"Transfer" means a transfer, sale, assignment, pledge, hypothecation or other disposition, whether directly or indirectly pursuant to the creation of a derivative security, the grant of an option or other right or the imposition of a restriction on disposition or voting, and irrespective of whether any of the foregoing are effected, with or without consideration, voluntarily or involuntarily, by operation of law or otherwise, or whether <u>inter vivos</u> or upon death (it being agreed that any Transfer of Equity Securities in an entity that itself holds Company Equity Securities shall be deemed to be a Transfer of the underlying Company Equity Securities if undertaken as a scheme to avoid the restrictions on Transfer contained in this Agreement).

"Unitholder" means a Member, Assignee or Successor in Interest who holds an Economic Interest in any Unit.

"Unitholder RFR Expiration Date" has the meaning set forth in <u>Section 11.2(d)</u>.

"Unitholder RFR Offer Notice" has the meaning set forth in <u>Section 11.2(d)</u>.

"Unit" means the unit of measurement into which the Membership Interests of the Members are divided. A Unit becomes outstanding at the time it is first acquired by a Member and remains outstanding until it is reacquired by the Company or an Event of Liquidation occurs with respect thereto. The total of outstanding and not outstanding Units is set forth on <u>Schedule A</u>.

Hard Soda Co., LLC Third Amended and Restated Operating Agreement

EXHIBIT B
Additional Allocation and Distribution Provisions

Notwithstanding anything to the contrary in the Agreement, the following provisions shall apply for all purposes of the Agreement.

Section I. Capital Accounts.

(a) A separate Capital Account shall be maintained for each Member with respect to the Interest of that Member. No Member shall have any interest in the Capital Account of any other Member.

(b) Capital Accounts shall be determined and maintained on the same basis as capital accounts are determined and maintained by the Company for purpose of Federal income taxation in accordance with section 1.704-1(b) of the Regulations by:

(1) Crediting the Capital Account maintained with respect to the Interest of each Member (i) at the time of each capital contribution with the amount of money and with the fair market value of other property contributed with respect to that Interest, (ii) at the time of assumption or distribution with the amount of all liabilities of the Company that are assumed by the Member or that are secured by property distributed to the Member with respect to that Interest, and (iii) as of the last day of each Company calendar year, or other periods for which Profit, Loss or Gain or Loss from a Capital Transaction is determined, with the Member's allocation of Profit, Gain from a Capital Transaction and other items in the nature of income or gain allocated pursuant to section 5.1 of the Agreement and sections II, III, IV and V of this Exhibit B with respect to that Interest; and

(2) Debiting the Capital Account maintained with respect to the Interest of each Member (i) at the time of each distribution with the amount of money and with the fair market value of other property distributed to the Member pursuant to Article V of the Agreement with respect to that Interest (ii) at the time of assumption or distribution with the amount of all liabilities of the Member that are assumed by the Company or that are secured by property contributed to the Company with respect to the Units allocated to that Interest, and (iii) as of the last day of each Company calendar year, or other periods for which Profit, Loss or Gain or Loss from a Capital Transaction is determined, with the Member's allocation of Loss, Loss from a Capital Transaction and other items in the nature of expense or loss allocated pursuant to section 5.1 of the Agreement and sections III, IV and V of this Exhibit B with respect to that Interest.

(c) The Manager may restate the value at which Company property is stated for purpose of the Members' Capital Accounts to equal the fair market value thereof, upon the happening of any of its events described in section 1.704-1(b)(2)(iv)(f) of the Regulations. The restatement shall be made only if such restatement is required by such Regulations or if the Manager reasonably determines that such restatement is necessary or appropriate to reflect the economic interest of the Members at such time. In the event the value of Company property is so restated, the difference between the restated value and the value before restatement shall be allocated to the Capital Account of each Member in the same manner as gain or loss arising from an Event of Termination would be allocated under Section 12.2 of the Agreement. The Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company recognized gain or loss equal to the amount of such aggregate net adjustment.

Hard Soda Co., LLC – Operating Agreement 2018

Section II. Nonrecourse Deductions; Minimum Gain Chargeback

(a)   <u>General</u>. All Nonrecourse Deductions and any subsequent Items of Income to be allocated as a "minimum gain chargeback" (within the meaning of this <u>Section II</u>) related to such Nonrecourse Deductions for any period shall be allocated in accordance with this section II prior to any allocation of Profit or Loss or any Gain or Loss from a Capital Transaction for the period pursuant to <u>Section 12.2</u> of the Agreement. For purposes of this section II, the amount of Nonrecourse Deductions attributable to any Nonrecourse Liability or any Member Nonrecourse Debt for any period shall be determined in the manner set forth in section 1.704-2 of the Regulations.

(b)   <u>Member Nonrecourse Debt Deductions</u>. All Nonrecourse Deductions attributable to Member Nonrecourse Debts shall be allocated to each of the Members that bears the economic risk of loss for such debt in proportion to their respective economic risk.

(c)   <u>Nonrecourse Deductions</u>. All Nonrecourse Deductions attributable to Nonrecourse Liabilities, to the extent not allocated pursuant to section II(b) of this <u>Exhibit B</u>, for any period shall be allocated among Members in proportion to their Units.

(d)   <u>Minimum Gain Chargeback</u>. If there is a net decrease in Minimum Gain attributable to any Nonrecourse Liability or any Member Nonrecourse Debt for any period within the meaning of section 1.704-2 of the Regulations, then Items of Income for the period shall be specially allocated to the Members to the extent of, and in proportion to, the greater of (i) the portion of such Member's share of the net decrease in Minimum Gain attributable to that Nonrecourse Liability or that Member Nonrecourse Debt and allocable to the disposition of the Company property subject to that Nonrecourse Liability or that Member Nonrecourse Debt or (ii) the negative balance of each such Member's Adjusted Capital Account. Each Member's share of the net decrease in Minimum Gain attributable to any Nonrecourse Liability or any Member Nonrecourse Debt shall be determined in accordance with the provisions of section 1.704-2(f) and (i) of the Regulations.

(e)   <u>Regulations</u>. This section II is intended to comply with the requirements of section 1.704-2 of the Regulations and shall be interpreted and construed in accordance therewith.

Section III. Special Reallocations.

        After giving effect to the allocations set forth in section 5.1 of the Agreement and section II of this <u>Exhibit B</u> for any period and to any distributions of Cash Available for Distribution for that period the following items for that period and, if necessary, subsequent periods shall be reallocated in the following order:

(a)   <u>Loss Limitation</u>. To the extent that all or any portion of a Loss or Loss from a Capital Transaction allocated for any period pursuant to section 5.1 of the Agreement causes or increases a negative balance in any Member's Adjusted Capital Account, such Loss, or any portion thereof, shall be reallocated to any Members which would not have a negative Adjusted Capital Account balance as a result of the allocation (in proportion to their respective capital contributions) or, if no such Members exist, then to the Members in accordance with their interests in the Company, which is intended to be in proportion to their Units at the end of the period.

(b)   <u>Qualified Income Offset</u>. In the event any Member unexpectedly receives for any period any adjustment, allocation, or distribution described in section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Regulations, which create or increase a negative Adjusted Capital Account of the Member, then Items of Income (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year and, if necessary, for subsequent years) shall be specially credited to the Capital Account of the Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the negative Adjusted Capital Account balance so created as quickly as possible. The special reallocation described in this section III(b) is intended to qualify as a "qualified income offset," as that term is used in section 1.704-1(b) (2) (ii) (d) of the Regulations and shall be interpreted and construed in accordance therewith.

(c)   Gross Income Offset. To the extent that a Member has a negative Adjusted Capital Account balance at the end of any period after taking into account (i) all allocations under Article V of the Agreement and sections II through VI of this Exhibit B (other than this section III(c)) for such period and (ii) all distributions under Article IV of the Agreement with respect to such period, then Items of Income for the period shall be reallocated from any Member which would not have a negative Adjusted Capital Account as a result of such reallocation (and if more than one, from each Member in the same ratio as allocated to each of them) to each such Member to the extent of such Member's negative Adjusted Capital Account balance.

(d)   Issuance Items. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an Interest by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

(e)   Fees. If the deduction of all or any part of any fee paid by the Company to a Member or such Member's Affiliates is disallowed by recharacterizing such fee as a distribution to such Member, such Member shall be, to the extent permitted by the Code, allocated items of Company income and gain for the taxable year in which such disallowed deduction was claimed by the Company in the amount of such disallowed deduction.

(f)   Liquidation Adjustments. Notwithstanding anything to the contrary herein, Profit, Loss, Gain or Loss from Capital Transactions, and items thereof attributable to the liquidation of the Company under Article X of the Agreement shall be allocated among the Members in such a way that each Member's Capital Account, determined after any allocation under this section III(f) but immediately prior to the distribution pursuant to section 10.2 of the Agreement equals (or is in proportion to) the amount to be distributed to the Members pursuant to such section 10.2.

Section IV. Curative Allocations.

This Section left blank intentionally.

Section V. Federal Income Tax Items.

(a)   The following rules shall apply for all allocations for purposes of Federal income taxation:

(1)   All items of Company income, gain, loss, and deduction (other than gain or loss arising from an Event of Termination) for any taxable year or other period shall be allocated to each Member's Units on the same basis as Profit, Loss and Gain or Loss from a Capital Transaction, and items thereof, are allocated pursuant to section 5.1 of the Agreement for the calendar year or period corresponding to such taxable year or other period, except that the items specially allocable pursuant to sections II and III of this Exhibit B shall be allocated on the same basis as such items are allocated pursuant to such sections for the calendar year or period corresponding to such taxable year or other period.

(2)   Any gain or loss arising from an Event of Termination shall be allocated to each Member's Interest on the same basis as the gain or loss arising from an Event of Termination is allocated under section 5.1 of the Agreement.

(3)   All tax credits shall be allocated among the Members in accordance with applicable tax laws.

(4)   Income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for purpose of Federal income taxation and the fair market value thereof at the time of contribution in accordance with section 704(c) of the Code and the Regulations thereunder.

(b)   Allocations pursuant to this section V are solely for purpose of Federal income taxation, and any related state or local taxes incorporating the Federal income tax provisions of the Code, and shall not affect, or in any way be taken into account in computing, any Member's Capital Account under section I of this Exhibit B or share of allocations pursuant to section 5.1 of the Agreement and sections II through V of this Exhibit B.

Section VI. Allocations Upon Transfer of an Interest.

Notwithstanding anything to the contrary in Article V of the Agreement and Sections II through VI of this Exhibit B, the Profit, Loss or Gain or Loss from a Capital Transaction for any period allocated to any Interest that was transferred during that period shall be allocated between the transferor and the transferee in proportion to the number of days that each such person was the holder of that Interest, without regard to the result of the Company's operations prior and after the date of such transfer. For purposes of determining any allocations to any Member under Article V of the Agreement and Sections II though VI of this Exhibit B that are based upon the aggregate amount of any allocations or distributions to that Member, the aggregate amount of any such allocations or distributions to any Member shall include the aggregate amount of all such allocations and distributions made with respect to the Interest of that Member, including those made to prior transfers of such Interest.

Section VII. Liquidation Value Safe Harbor.

Each Member agrees that:

(a)   When and if Proposed Regulations section 1.83-3(l) and the proposed revenue procedure contained in Notice 2005-43, 2005-24 I.R.B. 1 (together, the "Proposed Guidance"), or any substantially similar successor rules become effective, the Company is authorized and directed to elect the safe harbor described therein, under which the fair market value of any interest in the Company that is transferred in connection with the performance of services will be treated as being equal to the liquidation value of that interest (the "Safe Harbor"); and

(b)   While the election described in Section VII(a) remains effective, the Company and each of the Members (including any person to whom an interest in the Company is transferred in connection with the performance of services) shall comply with all of the requirements of the Safe Harbor described in the Proposed Guidance (or any substantially similar successor rules) with respect to all interests in the Company that are transferred in connection with the performance of services.

Hard Soda Co., LLC Operating Agreement

SCHEDULE A

Member	Number Class A Preferred Units	Number Common Units	Capital Contribution	Distribution Percentage
John Lynch		20,000	$-	20.0%
Aaron Pickrell		20,000	$25,700.00	20.0%
John Stephan		20,000	$20,975.00	20.0%
John Haseley		20,000	$25,700.00	20.0%
Class A Members	20,000		$500,000.00	20.0%
			$572,375.00	100.0%